Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

December 13, 2006

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Hiroshi Shinagawa of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8312; facsimile: 813-6212-8212).

Very truly yours,

Japan Retail Fund Investment Corporation

By:
Name: Yorishige Kondo
Title: Executive Director

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from May 1, 2006 to October 31, 2006 and on April 13, 2006. Brief descriptions of the Japanese language documents numbered from 1 thorough 16 below is included in EXHIBIT A; an excerpt English translation of the document numbered 17 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 18 to 47 below are included in EXHIBIT C, all of which are attached hereto.

1. Amendatory Shelf Registration Statement dated May 10, 2006 (Japanese Language only)

2. Amendatory Shelf Registration Statement dated May 10, 2006 (Japanese Language only)

3. Amendatory Shelf Registration Statement dated May 10, 2006 (Japanese Language only)

4. Amendatory Shelf Registration Statement dated May 10, 2006 (Japanese Language only)

5. Amendment Report for Annual Securities Report dated May 10, 2006, for the accounting period ending February 28, 2005 (Japanese Language only)

6. Amendment Report for Annual Securities Report dated May 10, 2006, for the accounting period ending August 31, 2005 (Japanese Language only)

7. Annual Securities Report dated May 26, 2006, for the accounting period ending February 28, 2006 (Japanese Language only)

8. Amendatory Shelf Registration Statement dated May 26, 2006 (Japanese Language only)

9. Amendatory Shelf Registration Statement dated May 26, 2006 (Japanese Language only)

10. Securities Registration Statement dated August 29, 2006 and the amendments thereto dated September 11 and September 12, 2006 (Japanese Language only)

11. Securities Registration Statement dated August 29, 2006 and the amendments thereto dated September 11 and September 12, 2006 (Japanese Language only)

12. Amendatory Shelf Registration Statement dated August 29, 2006 (Japanese Language only)

13. Amendatory Shelf Registration Statement dated August 29, 2006 (Japanese Language only)

14. Extraordinary Report dated August 29, 2006 and the amendments thereto dated September 12, 2006 (Japanese Language only)

15. Amendatory Shelf Registration Statement dated September 12, 2006 (Japanese Language only)

16. Amendatory Shelf Registration Statement dated September 12, 2006 (Japanese Language only)

17. Annual Report: Eighth Accounting Period (From September 1, 2005 to February 28, 2006 (Japanese Language only))

18. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in February 28, 2006 (From September 1, 2005 to February 28, 2006)" dated April 13, 2006

19. Press Release (Japanese Language only) titled "Notice Regarding Submission of "Improvement Report" to the Tokyo Stock Exchange" dated May 12, 2006

20. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated May 30, 2006

21. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated June 19, 2006

22. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated June 22, 2006

23. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated June 22, 2006

24. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated June 28, 2006

25. Press Release (Japanese Language only) titled "Notice of Replacement of Representative Director of Investment Trust Management Company" dated July 6, 2006

26. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated July 25, 2006

27. Press Release (Japanese Language only) titled "Notice of Acquisition of Property (Determination of Details of Loc City Ogaki)" dated July 25, 2006

28. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated August 8, 2006

29. Press Release (Japanese Language only) titled "Notice Regarding Change of Independent Auditor and Election of Temporary Independent Auditor" dated August 21, 2006

30. Press Release (Japanese Language only) titled "Change in Personnel in the Investment Trust Management Company" dated August 22, 2006

31. Press Release (Japanese Language only) titled "Notice of Additional Issue and Offer for Sale of Investment Units through Public Offering" dated August 29, 2006

32. Press Release (Japanese Language only) titled "Notice of Revisions of Expected Management Conditions for the Periods Ending in August, 2006 and February, 2007" dated August 29, 2006

33. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated August 30, 2006

34. Press Release (Japanese Language only) titled "Notice of Determination of Issue Price and Sale Price of Investment Units Regarding Issue and Offer for Sale of Investment Units through Public Offering" dated September 11, 2006

35. Press Release (Japanese Language only) titled "Notice of Cancellation of Resolution on Determination of Issue Price and Offer Price in the Additional Issue and Offer for Sale of Investment Units through Public Offering" dated September 12, 2006

36. Press Release (Japanese Language only) titled "Notice of Determination of Issue Price and Sale Price of Investment Units Regarding Issue and Offer for Sale of Investment Units through Public Offering" dated September 12, 2006

37. Press Release (Japanese Language only) titled "Notice of Issuance of New Investment Units by Allotment to Third Party" dated September 22, 2006

38. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated September 27, 2006

39. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated September 28, 2006

40. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated September 28, 2006

41. Press Release (Japanese Language only) titled "Notice of Revisions of Expected Dividends for the Period Ending in August, 2006" dated October 11, 2006

42. Press Release (Japanese Language only) titled "Reorganization and Change in Personnel in the Investment Trust Management Company" dated October 16, 2006

43. Press Release (Japanese Language only) titled "Notice Regarding Amendments to Articles of Association, and the Election of Officers and Independent Auditor" dated October 16, 2006

44. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in August 31, 2006 (From March 1, 2006 to August 31, 2006)" dated October 16, 2006

45. Press Release (Japanese Language only) titled "Notice of Settlement in the Rent Reduction Lawsuit with Seibu Department Stores at Higashi-Totsuka Aurora City" dated October 31, 2006

46. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated October 31, 2006

47. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated October 31, 2006

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT D, attached hereto)

Press Releases

	Date	Title
1.	June 22, 2006	Japan Retail Fund Investment Corporation to Acquire Omiya SATY in Saitama City, Saitama Prefecture
2.	July 25, 2006	Japan Retail Fund Investment Corporation to Acquire Loc City Ogaki in Ogaki City, Gifu Prefecture
3.	August 8, 2006	Japan Retail Fund Investment Corporation to Acquire Diamond City Leafa in Tsurumi-ku, Osaka Prefecture
4.	August 21, 2006	Japan Retail Fund Investment Corporation Announces Change of its Independent Auditor
5.	August 29, 2006	Japan Retail Fund Investment Corporation to Issue New Investment Units
6.	September 11, 2006	Japan Retail Fund Investment Corporation Approves Details of New Investment Units Issuance
7.	September 12, 2006	Japan Retail Fund Investment Corporation Announces the Intended Revision of New Investment Unit Pricing Details
8.	September 12, 2006	Japan Retail Fund Investment Corporation Approves Details of New Investment Units Issuance
9.	September 28, 2006	Japan Retail Fund Investment Corporation to Acquire Kawaramachi OPA in Kyoto City, Kyoto Prefecture
10.	October 11, 2006	Japan Retail Fund Investment Corporation Revises Upward its Distribution Forecast for the 9th Fiscal Period
11.	October 31, 2006	Japan Retail Fund Investment Corporation to Acquire AEON Ueda Shopping Center in Ueda City, Nagano Prefecture

12. October 31, 2006 Japan Retail Fund Investment Corporation Reaches Settlement with Seibu Department Stores Concerning the Rent at Higashi-Totsuka Aurora City

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Amendatory Shelf Registration Statement dated May 10, May 26, August 29, September 12, 2006

   Those documents are the Amendatory Shelf Registration Statement to the Shelf Registration Statement, which is filed with KLFB on August 26, 2005 for issuances of Investment Units for two years (from September 3, 2005 to September 2,2007) stating the information concerning securities and reference information , etc., and to the Shelf Registration Statement, which is filed with KLFB on December 17, 2004 for issuances of corporate bonds for two years (from December 27, 2004 to December 26,2006) stating the information concerning securities, reference information and the information concerning the guarantor, etc., filed with the KLFB. All of the Amendatory Shelf Registration Statements were filed to add the reference information in the Shelf Registration Statement.

2. Amendment Report for Annual Securities Report dated May 10, 2006, for the accounting period ending February 28, 2005

   This is the Amendment Report for the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending February 28, 2005 in order to amend the description relating to the date of board meeting.

3. Amendment Report for Annual Securities Report dated May 10, 2006, for the accounting period ending August 31, 2005

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending August 31, 2005 in order to amend the description relating to the date of board meeting.

4. Annual Securities Report dated May 26, 2006, for the accounting period ending August 28, 2006

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending February 28, 2006.

5. Securities Registration Statement dated August 29, 2006 and the amendments thereto dated September 11 and September 12, 2006

Securities Registration Statement was filed with the KLFB in relation to the public offering of the investment units of the Investment Corporation in Japan. These statements referred the Annual Securities Report dated May 26 , 2006 (including amendments thereto), and contained the terms and conditions of the offering, the anticipated acquisitions, fees and taxes and other matters. A public offering of a security shall not be made unless the issuer has made registration with KLFB for the public offering of such security. The prospectus in the form substantially as same as these statements were used in the public offering.

6. Securities Registration Statement dated August 29, 2006 and the amendments thereto dated September 11 and September 12, 2006

Securities Registration Statement was filed with the KLFB in relation to Issuance of the investment units of the Investment Corporation by allotment to third parties . These statements refer the Annual Securities Report dated May 26 , 2006,and contain the terms and conditions of the offering, the anticipated acquisitions, fees and taxes and other matters. An issuance of a security by Allotment to third parties shall not be made unless the issuer has made registration with KLFB for the issuance of such security. The prospectus in the form substantially as same as these statements were used in issuance.

7. Extraordinary Report dated August 29, 2006 and Amendment Report for Extraordinary Report dated September 12, 2006

The Investment Corporation effected the international offering of Investment Units outside Japan in reliance on Regulation S and Rule 144A concurrently with the offering in Japan as described above. These extraordinary report and amendments thereto are in relation to such international offering. The Securities and Exchange Law of Japan provides that a company which is required to file a securities report shall, if the company comes to fall within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary and appropriate in the public interest or for the protection of investors, file with KLFB without delay a report containing statements on the substance of the matter in accordance with the provisions of an ordinance of the Cabinet Office.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 17.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
Eighth Accounting Period
(From September 1, 2005 to February 28, 2006)

Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting

Yuichi Hiromoto

Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

I. OUTLINE OF THE INVESTMENT CORPORATION

History of Japan Retail Fund Investment Corporation
(Omitted)

Newly Acquired Property (Close up)
Cheers Ginza

Location	9-5 Ginza 5-chome, Chuo-ku, Tokyo
Land size	318.01 m² (including 66 m² for private road)
Total floor space	1,974.90 m²
Number of stories	Nine floors above ground and one basement floor
Construction completion	February 22, 2005
Major Tenant	Chanko Dining Waka, Ginza Shoutaien, etc.

(Omitted)
Newly Acquired Property

Newly Acquired Property During Eighth Accounting Period

JUSCO CITY Nishi-Otsu (Acquisition date: December 20, 2005)

Location	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga
Land size	22,002.04m² (1,026m² of the land is leased land)
Total floor space	Main building: 46,485.44m² Parking tower: 19,977.60m²
Number of stories	Five floors above ground
Construction completion	November 5, 1996
Major tenant	JUSCO

Kyoto Family (Acquisition Date: December 21, 2005)

Location	1-1 Yamanouchi-Ikejiricho, Kyoto-shi, Kyoto
Land size	23,119.27m² (16,053.28m² of the land is leased land)
Total floor space	Main building: 34,307.69m² Parking tower: 9,984.75m²
Number of stories	Four floors above ground and one basement floor
Construction completion	September 9, 1982
Major tenant	JUSCO, Nitori

Newly Acquired Property During Ninth Accounting Period

Higashi-Totsuka Aurora City (Acquisition date: March 24, 2006)

Location	537-1 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa
Construction completion	September 1999
Major tenant	SEIBU Department Store, Daiei
Seibu Department Store, Aurora Mall	
Land size	12,693.70m²

Total floor space	78,513.08㎡
Number of stories	Eight floors above ground and two basement floors
Aurora Mall Annex	
Land size	4,297.50㎡
Total floor space	18,606.71㎡
Number of stories	Six floors above ground and one basement floor
Daiei	
Land size	12,796.41㎡
Total floor space	53,564.47㎡
Number of stories	Four floors above ground and three basement floors

New Property to be Acquired, and Property Holding Interest in Anonymous Association

Purchase of Developing Buildings

(Tentative name) Urawa PARCO

Location	13, Higashi Takasago-cho, Urawa-ku, Saitama-shi, Saitama
Total floor space	56,306.80㎡ to be acquired of a total area 108,173.72㎡
Number of stories	Ten floors above ground and four basement floors (The part out of the property to be trusted is seven floors above ground, and the first basement floor and a small part of the second basement floor)
Construction completion	September 2007 (expected completion)
Major tenant	PARCO (Contract term: 20 years from start of tenant's business)

Loc City Ogaki (Expected acquisition date: July 2006)

Location	233-1, Nakashima, Michizuka-cho-aza, Ogaki-shi, Gifu, etc.	
Total area	63,205.58㎡	
Construction Completion	July 2005	
EAST wing	Total floor area:	47,704.72㎡
	Number of stories:	Four floors above ground
	Major tenant:	MaxValu
(WEST wing	Total floor area:	14,530.99㎡
	Number of stories:	Three floors above ground
	Major tenant:	SPORTS AUTHORITY

Securing Right of First Refusal of developing buildings

(Tentative name) Diamond City Tsurumi Shopping Center

Location	13-1, Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka, etc.
Total floor space	approximately 150,000㎡
Number of stories	(store) Five floors above ground and one basement floor (multistory parking lot) Nine floors above ground and one

	basement floor
Construction beginning	December 2005
Construction completion	December 2006 (scheduled)
Major tenant	Diamond City (Contract term: 15 years from start of tenant's business)

Reopening of Abiko Shopping Plaza
(Omitted)

Summary Information of Portfolio
(Omitted)

Outline of Portfolio
(Omitted)

Portfolio Dispersion(all 35 properties)
(Omitted)

Transition of Occupancy Ratio
(Omitted)

State of Rating
(Omitted)

Number of Investors by Unitholders
(Omitted)

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement. Mitsubishi Corp.-UBS Realty Inc. aims to offer safe and attractive investment opportunities by utilizing network of Mitsubishi Corporation with huge number of clients among various industries, its business know-how related to real estate market in Japan which has been fostered in large-scale real estate development businesses, its cutting-edge financial know-how, its performances and experience of management of various funds such as venture capital funds and business acquisition funds, as well as performances and experience of UBS group related to management of real estate as a real estate investment advisor in U.S., Great Britain and Australia and its management know-how and performances related to securities investment trust in Japan.

II. ANNUAL REPORT

General Condition of Asset Management

1. Operating Results and Financial Position

Period		Fourth Accounting Period	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period
Settlement Date		February 2004	August 2004	February 2005	August 2005	February 2006
Operating revenues	million ¥	6,947	8,692	9,513	12,225	13,046
(Rental revenues)	million ¥	(6,947)	(8,692)	(9,513)	(12,225)	(13,046)
Operating expenses	million ¥	4,077	5,220	5,686	7,252	7,756
(Rental expenses)	million ¥	(3,464)	(4,422)	(4,808)	(6,080)	(6,496)
Operating income	million ¥	2,870	3,471	3,827	4,973	5,290
Ordinary income	million ¥	2,581	3,175	3,385	4,397	4,796
Net income (a)	million ¥	2,580	3,172	3,384	4,396	4,795
Net asset value (b)	million ¥	76,501	119,361	119,573	166,844	186,352
(comparison with the previous period)	%	(+0.4)	(+56.0)	(+0.2)	(+39.5)	(+11.7)
Total assets (c)	million ¥	169,891	200,686	244,706	312,349	339,844
(comparison with the previous period)	%	(+34.4)	(+18.1)	(+21.9)	(+27.6)	(+8.8)
Total Unitholders' capital	million ¥	73,921	116,188	116,188	162,448	181,557
(comparison with the previous period)	%	(0.0)	(+57.2)	(0.0)	(+39.8)	(+11.8)
Number of investment units issued and outstanding (d)	unit	152,502	219,502	219,502	279,502	302,502
Net asset value per unit (b)/(d)	¥	501,643	543,781	544,748	596,935	616,037
Total distribution (e)	million ¥	2,580	3,172	3,384	4,396	4,974
Distribution per unit (e)/(d)	¥	16,918	14,452	15,419	15,730	15,851
(Profit-sharing per unit)	¥	(16,918)	(14,452)	(15,419)	(15,730)	(15,851)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.7 (3.5)	1.7 (3.4)	1.5 (3.1)	1.6 (3.1)	1.5 (3.0)
Profit ratio to net worth (Note 3)	%	3.4 (6.8)	3.2 (6.4)	2.8 (5.7)	3.1 (6.1)	2.7 (5.5)
Net worth ratio (b)/(c)	%	45.0	59.5	48.9	53.4	54.8
(increasing and decreasing compared with the previous period)		(-15.3)	(+14.5)	(-10.6)	(+4.5)	(+1.4)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 3)	million ¥	4,564	5,767	6,388	8,451	9,022
Net Profit Margin (Note 3)	%	37.1	36.5	35.6	36.0	36.8

Debt Service Coverage ratio (Note 3)	multiple	35.5	33.9	25.7	19.6	20.9
Funds from Operation (FFO) per unit (Note 3)	¥	24,007	21,273	23,083	23,979	24,077
Funds from Operation (FFO) multiples (Note 3)	multiple	14.2	18.7	17.5	19.0	18.7
Possible distribution per unit after adjustment of non-current tax etc. (Note 4)	¥	14,112	13,521	14,276	14,855	14,941
FFO per unit after adjustment of non-current tax etc. (Note 4)	¥	21,201	20,342	21,940	23,105	23,168

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 182 days for fourth accounting period, 184 days for fifth accounting period, 181 days for the sixth accounting period, 184 days for the seventh accounting period, and 181 days for eighth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues－Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was created on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of commercial facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Immediately after being listed, the Investment Corporation acquired 4 commercial facilities. Later, the Investment Corporation acquired 6 commercial facilities in its 3rd year, 6 commercial facilities in its 4th year, 4 commercial facilities in its 5th year, 4 commercial facilities in its 6th year, 8 commercial facilities in its 7th year, and 2 commercial facilities in its 8th year. As of end of 8th year (February 28, 2006), the Investment Corporation currently operates a total of 34 commercial facilities (However, the interest in anonymous association is not included).

(2) Operations

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as urban shopping centers and roadside stores that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to grow the property value and cash flows of through turnover of tenants and increasing the assets' capacity. The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It has always sought to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as Ito-Yokado, AEON, Kintetsu department stores, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, executing long-term lease agreements with respect to properties in good locations in the city and properties with good tenants in the suburbs—the Investment Corporation has acquired JUSCO Nishi-Otsu, a suburban single tenant property this period.

As for growth–type properties, the Investment Corporation holds Hakata Riverain / eeny meeny miny mo, Abiko Shopping Plaza, Nara Family, ESQUISSE Omotesando, and Wonder City, all acquired before last period, and has acquired Kyoto Family during this period. Furthermore, regarding ESQUISSE Omotesando, the Investment corporation transferred the building and leased the land to the Takenaka Corporation on February 8, 2006 for the reconstruction project operated by Takenaka Corporation. Then, the Investment corporation changed the name of this property to Site of ESQUISSE Omotesando and changed it's property type to income-type property. The Investment Corporation has completed a large-scale renewal of Abiko Shopping Plaza aiming to gain competitiveness other than to maximize the potential value of these commercial facilities, to which end it has been seeking a change in tenants and carrying out promotional work throughout this period.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase Etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Capital Increase through Public Offering	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public Offering for Capital Increase	23,000	302,502	19,109	181,557	Note 8

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit

(subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	Fourth Accounting Period	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period
Settlement Date	February 2004	August 2004	February 2005	August 2005	February 2006
Highest	¥712,000	¥805,000	¥881,000	¥990,000	¥1,010,000
Lowest	¥595,000	¥685,000	¥780,000	¥794,000	¥815,000

4. State of Distributions Etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥15,851.

Period	Fourth Accounting Period	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period
Settlement Date	February 2004	August 2004	February 2005	August 2005	February 2006
Net income	2,580,043 thousand yen	3,172,252 thousand yen	3,384,523 thousand yen	4,396,509 thousand yen	4,795,005 thousand yen
Accumulated earnings	69 thousand yen	78 thousand yen	100 thousand yen	43 thousand yen	89 thousand yen
Total cash distribution (Distribution per unit)	2,580,028 thousand yen (16,918 yen)	3,172,242 thousand yen (14,452 yen)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)
Total profit-sharing (Profit-sharing per unit)	2,580,028 thousand yen (16,918 yen)	3,172,242 thousand yen (14,452 yen)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts
Material subsequent facts appeared since this period's closing date (February 28, 2006) within the Investment Corporation are as follows.

(1) Acquisition of property
The Investment Corporation has acquired the property as follows on March 24, 2006 in accordance with basic investment policy of asset management and investment stance set forth in our Articles of Association.

Higashi-Totsuka Aurora City

Location:	Yokohama-shi, Kanagawa
Type:	Stores and parking lot
Acquisition price:	50,500 million yen
Acquisition date:	March 24, 2006
Assets acquired:	Beneficial interests in real estate trust (ownership right of land and buildings)
Trustee:	The Chuo Mitsui Trust and Banking Co., Ltd
Trust period:	From March 24, 2006 to March 31, 2016

(2) Money borrowing

Lender:	The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co.,

	Ltd. and Aozora Bank, Ltd.
Amount borrowed:	¥47,400 million
Interest rate:	0.44818%
Date of borrowing:	March 24, 2006
Date of repayment of principal:	May 31, 2006
Method of repayment of principal:	Principal will be repaid in lump sum on the final date of repayment of principal.
Method of borrowing:	Unsecured and unguaranteed
Reasons for borrowing:	To fund the money to purchase beneficial interests in the real estate trust of "Higashi-Totsuka Aurora City"

(3) Lawsuit regarding the reduction of rent (Higashi-Totsuka Aurora City)

In 2003, a lawsuit was filed and is ongoing by The Seibu Department Stores and The Daiei Inc. against the previous owner regarding the reduction of their rent from June 2003 and November 2003 respectively and onward. The Chuo Mitsui Trust and Banking Company Limited, the trust bank that became the new lender on acquiring this property, assumed all rights and obligations concerning the lawsuit and the previous owner has withdrawn from the lawsuit.

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	Fourth Accounting Period as of February 29, 2004	Fifth Accounting Period as of August 31, 2004	Sixth Accounting Period as of February 28, 2005	Seventh Accounting Period as of August 31, 2005	Eighth Accounting Period as of February 28, 2006
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	152,502 Units	219,502 Units	219,502 Units	279,502 Units	302,502 Units
Number of Unitholders	11,481 Persons	13,117 Persons	12,286 Persons	12,195 Persons	11,063 Persons

2. Major Unitholders

Major unitholders as of February 28, 2006 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Japan Trustee Services Bank, Ltd. Trust Account	8-11 Harumi 1-chome, Chuo-ku, Tokyo	28,983	9.58
Nikko Citytrust Trust and Banking Corporation Trust Account	3-14, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo	16,802	5.55
Mitsubishi Corporation	6-3 Marunouchi 2-chome, Chiyoda-ku, Tokyo	13,975	4.62
The Master Trust Bank of Japan, Ltd. Trust Account	11-3 Hamamatsu-cho 2-chome, Minato-ku, Tokyo	12,453	4.12
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12 Harumi 1-chome, Chuo-ku, Tokyo	11,568	3.82

The Chugoku Bank	15-20 Marunouchi 1-chome, Okayama-shi, Okayama	9,871	3.26
The Bank of New York Treaty JASDEX Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	7,008	2.32
AIG Star Life Insurance Co, Ltd.	Harumi Island Triton Square Office Tower Z, 8-12 Harumi 1-chome, Chuo-ku, Tokyo	6,270	2.07
Gibraltar Life Insurance Co., Ltd.	13-10, Nagatacho 2-chome, Chiyoda-ku, Tokyo	5,286	1.75
North Pacific Bank, Ltd.	11, Odori-Nishi 3-chome, Chuo-ku, Sapporo, Hokkaido	4,364	1.44
Resona Bank Ltd.	2-1 Bingomachi 2-chome, Chuo-ku, Osaka-shi, Osaka	4,329	1.43
The Nomura Trust and Banking Co., Ltd. Securities Investment Trust Account	2-2 Otemachi 2-chome, Chiyoda-ku, Tokyo	3,788	1.25
The Senshu Bank, Ltd.	26-15, Miyamotocho, Kishiwada-shi, Osaka	3,727	1.23
Melon Bank ABN AMRO Global Custody NV	One Boston Place Boston, MA 02108	3,709	1.23
The Joyo Bank, Ltd.	5-5 Minamimachi 2-chome, Mito-shi, Ibaraki	3,630	1.20
The Hiroshima Bank, Ltd.	3-8 Kamiya 1-chome, Naka-ku, Hiroshima-shi, Hiroshima	3,293	1.09
The Yamanashi Chuo Bank, Ltd.	20-8 Marunouchi 1-chome, Kofu-shi, Yamanashi	3,093	1.02
Fuji Fire and Marine Insurance Co., Ltd.	18-11 Minamisenba 1-chome, Chuo-ku, Osaka-shi, Osaka	2,965	0.98
The Hachijuni Bank, Ltd.	178-8, Aza-okada, Nakagosho, Ooaza, Nagano-shi, Nagano	2,857	0.94
Nomura Securities Co., Ltd.	9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo	2,813	0.93
Total		150,784	49.83

3. Names, Etc. of Executive Officer and Statutory Auditors as of End of Period

Post	Name	Major Concurrent Post, Etc.
Executive Officer	Yuichi Hiromoto	President and Representative Director of Mitsubishi Corp.-UBS Realty Inc.
Statutory Auditors	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba
Statutory Auditors	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office

Note: Neither the Executive Officer nor the Statutory Auditors hold investment units of the Investment Corporation in its own name or that of others. Statutory Auditors may hold office in other companies other than those listed above; however, there is no conflict of interest between those companies (including those listed above) and the Investment Corporation.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (business concerning investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
General Administrator (business concerning tax service)	Zeirishi-Hojin Chuo-Aoyama

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Seventh Accounting Period (as of August 31, 2005)		Eighth Accounting Period (as of February 28, 2006)	
		Total Amount of Holdings	Total Amount of Holdings	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(¥ in millions)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	137,683	44.1	136,283	40.1
	Osaka and Nagoya metropolitan area	93,176	29.8	111,852	32.9
	Other metropolitan areas	62,976	20.2	62,411	18.4
	Sub-total	293,836	94.1	310,547	91.4
Interests in anonymous association		849	0.3	839	0.2
Deposit and other assets		17,664	5.6	28,457	8.4
Total Assets		312,349	100.0	339,844	100.0

Note: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		m²	m²	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,835	1	46,248.96	46,248.96	100.0	3.4	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,660	1	56,891.15	56,891.15	100.0	2.7	Commercial facilities
8953 Osaka Shinsaibashi Building (trust	13,872	1	13,666.96	13,666.96	100.0	3.1	Commercial facilities

beneficiary interests)							
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	7,968	1	63,652.33	63,652.33	100.0	2.1	Commercial facilities
Hakata Reverain (trust beneficiary interests)	12,760	1	25,742.72	24,930.40	96.8	8.5	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,269	1	50,437.91	50,437.91	100.0	2.5	Commercial facilities
8953 Minami Aoyama Building (trust beneficiary interests)	5,375	1	1,540.98	1,540.98	100.0	1.3	Commercial facilities
Nara Family (trust beneficiary interests)	31,616	1	85,343.38	84,808.74	99.4	16.5	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,800	1	44,333.65	44,333.65	100.0	6.1	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,628	1	21,581.65	21,581.65	100.0	0.6	Commercial facilities
Ito-Yokado, Kamifukuokahigashi (trust beneficiary interests)	6,823	1	28,316.18	28,316.18	100.0	2.0	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	13,044	1	73,438.52	73,438.52	100.0	3.4	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,268	1	574.46	574.46	100.0	0.3	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,781	1	1,477.62	1,477.62	100.0	0.7	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,599	1	100,457.69	100,457.69	100.0	2.9	Commercial facilities
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,434	1	109,616.72	109,616.72	100.0	3.7	Commercial facilities
Aeon Sapporo Naebo	8,939	1	74,625.52	74,625.52	100.0	2.9	Commercial

Shoping Center (trust beneficiary interests)							facilities
Site of Esquisse Omotesando (trust beneficiary interests)	14,901	2	1,768.78	1,768.78	100.0	2.2	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	892	1	540.78	540.78	100.0	0.2	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,129	1	16,549.50	16,549.50	100.0	1.4	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,275	1	20,983.43	20,983.43	100.0	3.0	Commercial facilities
Itabashi SATY (trust beneficiary interests) (Note 3)	12,654	1	72,253.88	72,253.88	100.0	4.8	Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,011	1	492.69	492.69	100.0	0.3	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	17,113	1	85,226.68	85,226.68	100.0	4.1	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	6,006	1	19,070.88	19,070.88	100.0	2.0	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,360	1	93,258.23	93,258.23	100.0	2.4	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,712	2	77,267.23	77,267.23	100.0	3.1	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,713	1	1,814.10	1,635.21	90.1	0.7	Commercial facilities
Wonder City (trust beneficiary interests)	16,518	1	72,317.28	72,317.28	100.0	5.0	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	3,968	1	63,778.44	63,778.44	100.0	1.3	Commercial facilities

JUSCO City Naha (trust beneficiary interests)	11,080	1	79,090.48	79,090.48	100.0	3.0	Commercial facilities
Cheers Ginza (trust beneficiary interests)	4,232	1	1,686.58	1,686.58	100.0	0.8	Commercial facilities
JUSCO City Nishi-Otsu (trust beneficiary interests)	13,645	1	62,717.26	62,717.26	100.0	1.1	Commercial facilities
Kyoto Family (trust beneficiary interests)	5,650	1	25,603.95	25,554.00	99.8	1.9	Commercial facilities
Total (Note 2)	310,547	36	1,492,366.57	1,490,790.77	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 5 Other than above, the Investment Company holds an interest in anonymous association that serves the beneficial interest (Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

3. Detail Description of Properties
(Omitted)

4. Detail Description of Securities to be owned
(Omitted)

5. Statement of contract amount and the current prices of specific contract
(Omitted)

Capital Expenditures for Holdings:
(Omitted)

State of Expenses and Debts
1. Breakdown of Expenses for Management

(Thousand yen)

Items	Seventh Period (From March 1, 2005 to August 31, 2005)	Eighth Period (From September 1, 2005 to February 28, 2006)
(a) Asset management fee	910,704	970,025
(b) Asset custody fee	44,988	53,429
(c) General administrative fee	105,010	107,834
(d) Directors fee	3,347	3,349
(e) Other expenses	105,933	100,111
Total	1,169,985	1,234,748

Note: In addition to the above asset management fee, management fees for acquiring properties included in the purchase price of each real estate invested are 490,320 thousand yen for the seventh period and 147,520 thousand yen for the eighth period.

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period	Balance at the end of the current period (Note 3)	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 30, 2004	1,785	-	0.5	September 30, 2005	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,071	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,071	-					
	Sumitomo Trust and Banking Corporation		595	-					
	Aozora Bank, Ltd.		238	-					

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 25, 2005	2,175	-	0.5	March 25, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,305	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,305	-					
	Sumitomo Trust and Banking Corporation		725	-					
	Aozora Bank, Ltd.		290	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 10, 2005	750	-	0.5	June 10, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		450	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		450	-					
	Sumitomo Trust and Banking Corporation		250	-					
	Aozora Bank, Ltd.		100	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 11, 2005	1,612	-	0.5	August 11, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		967	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		967	-					
	Sumitomo Trust and Banking Corporation		537	-					
	Aozora Bank, Ltd.		215	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2005	2,600	1,962	0.5	August 31, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed

	The Mitsubishi UFJ Trust and Banking Corporation		2,325	1,753					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,325	1,753					
	Sumitomo Trust and Banking Corporation		1,300	992					
	Aozora Bank, Ltd.		450	340					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 20, 2005	-	3,250	0.4	December 20, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	2,925					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	2,925					
	Sumitomo Trust and Banking Corporation		-	2,275					
	Aozora Bank, Ltd.		-	1,625					
	The Bank of Fukuoka, Ltd.	December 21, 2005	-	3,000	0.3	December 21, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	December 21, 2005	-	2,200	0.4	June 21, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	Sub-total		25,860	25,000					
			Million yen	Million yen	%				
Long-term debts	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 13, 2002	2,084	2,084	1.1	March 13, 2007	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,043	1,043					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,043	1,043					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 31, 2004	2,500	2,500	1.5	March 31, 2009	Lump sum at due date	Note 2	Unsecured and unguaranteed

	The Mitsubishi UFJ Trust and Banking Corporation		1,250	1,250					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,250	1,250					
	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 31, 2009	Lump sum at due date	Note 2	Unsecured and unguarant eed
	Sub-total		14,170	14,170					
	Total		40,030	39,170					

Note 1: The average interest rate for long-term debts shows the weighted interest rate average, which are calculated by rounding to the first decimal place, after consideration of interest rate for interest rate swap accrued on the balance at the end of the period.

Note 2: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

Note 3: Partial repayment of principal is allowed on the interest payment date concerning the method of repayment of short-term debt.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Use	Guarantee
		Million yen	Million yen	%			
Unsecured corporate bonds 1	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Note	Unsecured and unguarant eed
Unsecured corporate bonds 2	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Note	Unsecured and unguarant eed
Unsecured corporate bonds 3	February 22, 2006	-	10,000	2.02	February 22, 2016	Note	Unsecured and unguarant eed
Total		35,000	45,000				

Note: The funds are used for refunding borrowing and operation costs.

State of Acquisition During the Current Period

1., 2. and 3.
(Omitted)

4. Trading with Interested Parties, etc.

(1) Tradings

Division	Purchase and sales fee	
	Purchase fees	Sales Fees
Total Fee	Million yen	Million yen
	18,480	2,150
	(out of above)Purchase fees from interested parties	(out of above)Sales fees from interested parties
	5,340	-

The details of the interested parties in the chart above is Diamond Family, Ltd.
Diamond Family Co., Ltd. has been absorbed by Diamond City Co., Ltd on March 1, 2006.

(2) Amount of fees, etc. to interested parties, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Real estate broker's commission fee	553,200	Mitsubishi Corporation	160,200	29.0
Real estate rental intermediary fee	37,903	Diamond City Co., Ltd	36,590	96.5
Property management fee	501,601	Diamond City Co., Ltd	275,663	55.0

Note 1: Interested parties mean the interested parties of the investment trust management company with which the Investment Corporation has entered into the asset management consignment agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations, and Diamond City Co., Ltd. to which the fee was paid during this period is described as such. The fees (Real estate rental intermediary fee: 11,008 thousand yen, Property management fee: 249,091 thousand yen.) paid to Diamond Family Co., Ltd. which is a subsidiary company of Diamond City Co., Ltd. is included in Amount of payment B.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during the this period is as below:

Diamond City Co., Ltd.	35,559 thousand yen
Diamond Family Co., Ltd.	2,154 thousand yen

Diamond Family Co., Ltd. has been absorbed by Diamond City Co., Ltd on March 1, 2006.

5. State of Trading of Asset Between Asset Manager and the Investment Corporation when Asset Manager is Concurrently Engaged in Securities Business, Realty Business and Real Estate Special Joint Business

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in such business as described above so that there is no applicable trading.

Condition of Account

(Omitted)

III. BALANCE SHEET

	This Period (As of February 28, 2006)			Previous Period (As of August 31, 2005) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		14,053,581			3,294,281	
Trust cash and trust deposit		9,747,804			9,126,964	
Rental receivables		610,094			545,324	
Consumption tax refundable		23,018			757,167	
Other current assets		358,273			526,914	
Total current assets		24,792,773	7.3		14,250,652	4.6
II. Non-current assets:						
1. Property and equipment:						
Trust buildings	117,886,080			110,878,753		
Accumulated depreciation	9,102,505	108,783,574		7,159,570	103,719,183	
Trust building improvements	6,165,914			5,447,650		
Accumulated depreciation	695,187	5,470,727		535,349	4,912,301	
Trust machinery and equipment	405,927			398,028		
Accumulated depreciation	59,487	346,439		40,788	357,240	
Trust industrial tool and materia l	1,210,145			1,119,151		
Accumulated depreciation	264,624	945,521		216,119	903,032	
Trust land		188,740,076			179,611,104	
Total property and equipment		304,286,339	89.5		289,502,861	92.7
2. Intangible fixed assets:						
Trust leasehold interest		6,103,876			4,165,710	
Trust and other intangible fixed assets		158,502			167,615	
Total intangible fixed assets		6,262,379	1.9		4,333,326	1.4
3. Investments, etc.:						
Tenant leasehold and security deposits		3,101,459			2,801,310	
Investment securities		839,910			849,220	
Long-term prepaid expenses		135,948			134,747	
Deferred losses from hedge transactions		33,229			125,214	
Other investments and assets		240,032			206,063	
Total investments, etc.		4,350,579	1.3		4,116,555	1.3
Total non-current assets		314,899,297	92.7		297,952,743	95.4
III. Deferred assets:						
Organization costs		13,924			27,848	
Issue costs of Investment Corporation Bonds		138,705			118,559	
Total deferred assets		152,629	0.0		146,407	0.0
Total Assets		339,844,700	100.0		312,349,803	100.0

	This Period (As of February 28, 2006)		Previous Period (As of August 31, 2005) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES				
I. Current liabilities:				
Sales debt	821,214		765,881	
Short-term debt	25,000,000		25,860,000	
Accounts payable	11,259		66,235	
Accrued expenses	666,122		605,800	
Income tax payable, etc.	605		927	
Rent received in advance	1,011,514		1,007,978	
Deposit received	888,087		737,214	
Tenant leasehold and security deposits scheduled to be returned within one year	4,466,738		-	
Other current liabilities	33,655		109,401	
Total current liabilities	32,899,197	9.7	29,153,438	9.3
II. Non-current liabilities:				
Investment Corporation Bonds	45,000,000		35,000,000	
Long-term debt	14,170,000		14,170,000	
Tenant leasehold and security deposits	61,389,578		67,056,445	
Debt from derivatives	33,229		125,214	
Total non-current liabilities	120,592,808	35.5	116,351,659	37.3
Total Liabilities	153,492,005	45.2	145,505,097	46.6
UNITHOLDERS' EQUITY				
I. Unitholders' equity:				
Unitholders' capital	181,557,646	53.4	162,448,096	52.0
II. Retained earnings:				
Inappropriate retained earnings at the end of the period	4,795,048		4,396,610	
Total retained earnings	4,795,048	1.4	4,396,610	1.4
Total Unitholders' Equity	186,352,695	54.8	166,844,706	53.4
Total Liabilities and Unitholders' Equity	339,844,700	100.0	312,349,803	100.0

IV. STATEMENT OF INCOME

Subjects	This Period For the period from September 1, 2005 to February 28, 2006 Amount (¥ in thousands)		Percentage (%)	Previous Period For the period from March 1, 2005 to August 31, 2005 (for reference) Amount (¥ in thousands)		Percentage (%)
Ordinary Income or Loss						
I. Operating Income or Loss						
1. Operating revenues:						
Rental revenues	130,046,876	13,046,876	100.0	12,225,558	12,225,558	100.0
2. Operating expenses:						
Property-related expenses	6,496,441			6,080,183		
Loss on sale of real estate, etc.	16,245			-		
Other operation fees						
Loss on anonymous association	9,310			2,284		
Asset management fees	970,025			910,704		
Compensation of Officers	3,349			3,347		
Custodian fees	53,429			44,988		
General administration fees	107,834			105,010		
Others	100,111	7,756,747	59.5	105,933	7,252,452	59.3
Operating income		5,290,128	40.5		4,973,105	40.7
II. Non-operating Income or Loss						
1. Non-operating revenues:						
Interest received	68			63		
Other non-operating Income or Loss	9,198	9,267	0.1	3,178	3,242	0.0
2. Non-operating expenses:						
Interest expense	162,341			155,830		
Interest Expenses of Investment Corporation Bonds	205,099			205,721		
Amortization of issue costs of Investment Corporation Bonds	39,597			29,639		
Loan-related costs	35,193			33,116		
Cost of issuance of new investment units	32,992			114,829		
Amortization of organization costs	13,924			13,924		
Other non-operating expenses	13,294	502,441	3.9	25,865	578,927	4.7
Ordinary income		4,796,953	36.8		4,397,420	36.0
Income before income taxes		4,796,953	36.8		4,397,420	36.0
Income taxes and other taxes		1,948	0.0		927	0.0
Adjustment of income taxes, etc.		-			△16	
Net income		4,795,005	36.8		4,396,509	36.0
Retaining earnings at the beginning of the period		43			100	
Retained earnings at the end of the period		4,795,048			4,396,610	

Explanatory Notices
(Omitted)

V. Statement of Cash Distribution

Statement of Cash Distribution:

(yen)

Subjects / Period	This Period (From September 1, 2005 to February 28, 2006)	Previous Period (From March 1, 2005 to August 31, 2005) (for reference)
I Retained earnings at end of period	4,795,048,906	4,396,610,101
II Dividends (Dividends per unit)	4,794,959,202 (15,851)	4,396,566,460 (15,730)
III Retained earnings brought forward to the next period	89,704	43,641

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 4,794,959,202 yen for this period (4,396,566,460 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

VI. CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

April 12, 2006

To: Japan Retail Fund Investment Corporation
Board of directors

Chuo Aoyama Audit Corporation

Signature ____________________[Seal]
Takeshi Shimizu
Certified Public Accountant
Representative Member
Member in Charge

Signature ____________________[Seal]
Katsushi Matsuki
Certified Public Accountant
Representative Director
Member in Charge

We have audited the financial documents, namely balance sheet, the related profit and loss statement, the annual report (limited to the part related to the accounts) and the accounts concerning cash distribution, and the supplementary statement (limited to the part related to the accounts) of Japan Retail Fund Investment Corporation for the period from September 1, 2005 to February 28, 2006. The parts related to the accounts in the annual report and the supplementary statement, which we have audited, was prepared based on the accounting books. The responsibility of the creation of this financial documents and supplementary statement is upon the manager and our responsibility, from independent position, is upon expressing opinions for the financial documents and supplementary statement.

We have audited the financial statements referred to above in conformity with the auditing standards generally accepted fair and appropriate in Japan and took necessary auditing procedures. The auditing standards seek to obtain reasonable assurance about whether the financial documents and supplementary statement are free of material misstatement. The auditing is based upon testing audit, and it involves the examination of the exhibit of the entire financial documents and supplementary statement including the accounting policy and its application methods adopted by the manager and evaluation of estimates done by the manager. As a result of the auditing, we judge that we have achieved a reasonable basis for our opinion.

In our opinion,

(1) The balance sheet and the profit and loss statement referred to above present fairly the financial position and the results of its operations of the Investment Corporation in

conformity with the laws and regulations as well as its articles of incorporation;

(2) The annual report (limited to the part related to the accounts) present fairly the financial position and the operating results of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(3) The accounts concerning cash distribution referred to above is in conformity with the laws and regulations as well as its articles of incorporation; and

(4) With regard to the supplementary statement (limited to the part related to the accounts), there is no matter to indicate pursuant to the provisions of the Law concerning Investment Trust and Investment Corporation.

Subsequent Events

Subsequent events concerning acquisition of assets and money borrowing are described in the paragraph entitled "Material Facts After Settlement of Accounts" of the Annual Report and in "Material Subsequent Events" of the Notes to Balance Sheet and Statement of Income.

There are no interests which are required to be indicated pursuant to the provision of the Certified Public Accountant Law, between the Investment Corporation and the Audit Corporation or its member in charge.

End

VII. STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subject \ Period	For the Period from September 1, 2005 to February 28, 2006	For the Previous Period from March 1, 2005 to August 31, 2005	Subject \ Period	For the Period from September 1, 2005 to February 28, 2006	For the Previous Period from March 1, 2005 to August 31, 2005
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	4,796,953	4,397,420	Payment for property and equipment	△18,819,666	△65,069,971
Depreciation	2,472,272	2,305,947	Revenue from sale of property and equipment trust	1,163,550	-
Amortization of organization costs	13,924	13,924	Payment for deposited tenant leasehold and security deposits	△3,292,064	△849,630
Amortization of issue costs of Investment Corporation Bonds	39,597	29,639	Revenue from deposited tenant leasehold and security deposits	2,091,936	16,103,643
Loss on sale of real estate	16,245	-	Purchases of intangible property and equipment	△1,561,383	△488,619
Loss on retirement of fixed assets	16,450	27,213	Payment for depositing tenant leasehold and security deposits	△531,118	-
Other operational costs	9,310	2,284	Revenue from depositing tenant leasehold and security deposits	230,969	8,597
Interest received	△68	△63	Payment for investment securities	-	△851,505
Interest expense	367,440	361,551	Revenue from decrease of other investments and assets	△33,968	-

Increase or Decrease of rental receivables	△64,770	△68,525	Purchases of other investments and assets	-	19,252
Increase or Decrease of consumption tax refundable	734,148	△313,151	Net cash used in investing activities	20,751,744	△51,128,233
Increase or Decrease of long-term prepaid expenses	△1,201	12,825	III Cash Flows from Financing Activities:		
Increase or Decrease of operating accounts payable	55,333	136,987	Proceeds from short-term debt	18,200,000	30,100,000
Increase or Decrease of accounts payable	△55,328	△99,193	Payment for short-term debt	△19,060,000	△25,500,000
Increase or Decrease of accrued unpaid expenses	72,194	91,781	Proceeds from issuance of investment corporation bonds	9,940,257	-
Increase or Decrease of advance received	3,536	126,113	Proceeds from issuance of investment units	19,109,550	46,259,400
Increase or Decrease of deposit received	150,872	121,010	Payment of dividends	△4,396,213	△3,381,445
Others	92,894	△111,529	Net cash provided by financing activities	23,793,593	47,477,954
Sub-total	8,719,806	7,034,238	IV Net Change in Cash and Cash Equivalents	11,.380,140	3,058,311
Interest received	68	63	V Cash and Cash Equivalents at the Beginning of the Period	12,421,246	9,362,934
Payment of interest	△379,312	△324,686	VI Cash and Cash Equivalents at the End of the Period	23,801,386	12,421,246
Payment of corporate tax	△2,270	△1,024			
Net cash provided by operating activities	8,338,291	6,708,590			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 129, Paragraph 4 of the Law concerning Investment Trust and Investment Corporation.

Significant Accounting Policies (For Reference)
(Omitted)

VIII. INFORMATION FOR INVESTORS
(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 18 to 47.

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Accounting Period Ending in February 2006
(From September 1, 2005 to February 28, 2006)

April 13, 2006

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953
Location of Head Office:	Tokyo
Reference:	(Asset Manager) Mitsubishi Corp.- UBS Realty Inc. Responsible Person: Shunichi Minami Name of Office: Executive Officer TEL:03-5293-7081
Date of Board Meeting for Settlement of Accounts:	April 13, 2006
Commencement Date of Payment of Dividends:	May 19, 2006 (Scheduled)

1. State of Operation and Assets for the Period Ending February 2006 (September 1, 2005 ~ February 28, 2006):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending February 2006	13,046	6.7	5,290	6.4	4,796	9.1	4,795	9.1
Period Ending August 2005	12,225	28.5	4,973	29.9	4,397	29.9	4,396	29.9

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending February 2006	¥15,851	2.7%	(5.5)%	1.5%	(3.0)%	36.8%
Period Ending August 2005	¥15,729	3.1%	(6.1)%	1.6%	(3.1)%	36.0%

(Note) 1. The accounting period ending August 2005 is from March 1, 2005 to August 31, 2005 for 184 days and for the accounting period ending February 2006 is from September 1, 2005 to February 28, 2006 for 181 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there was an additional issue during the accounting period ending February 2006, the

current income per unit for the accounting period ending February 2006 was calculated by weighted average (302,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning September 1, 2005). The number of investment units issued and outstanding as of the end of the period ending February 2006 is 302,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending February 2006	¥15,851	¥4,794	¥0	¥-	99.9%	2.6%
Period Ending August 2005	¥15,730	¥4,396	¥0	¥-	100.0%	2.6%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
Period Ending February 2006	(million yen) 339,844	(million yen) 186,352	54.8%	(yen) 616,037
Period Ending August 2005	312,349	166,844	53.4%	596,935

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending February 2006: 302,502 units
For the period ending August 2005: 279,502 units

2. Estimated State of Operation for the Period Ending August 2006 (March 1, 2006 ~ August 31, 2006) and for the Period Ending February 2007 (September 1, 2006 ~ February 28, 2007):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending August 2006	14,782	4,693	4,691	15,507	0
Period Ending February 2007	15,394	4,768	4,766	15,755	0

(Reference) Estimated current income per unit:

For the period ending August 2006: 15,507 yen

For the period ending February 2007: 15,755 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the Investment Corporation

The name and related business of the major related corporations of the Investment Corporation are as described below:

(1) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the Investment Corporation, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of the Investment Corporation and with investment objects and policy of assets as stipulated therein.

(2) The Mitsubishi UFJ Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the Investment Corporation, it provides as general administrator under the Investment Trust Law of Japan (i) the business concerning registration of transfer of investment units issued by the Investment Corporation, (ii) the business concerning issuance of such units, (iii) the business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) the business concerning accounting, (v) the business concerning payment of monies as dividends to investors, (vi) the business concerning request on exercise of rights from investors to the Investment Corporation and the business concerning acceptance of other offers by investors, (vii) the business concerning preparation of accounting book and (viii) the business concerning tax payment.

In addition, based on entrust from the Investment Corporation, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the Investment Corporation.

(3) The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("the general administrator concerning investment corporation bonds")

As general administrator concerning investment corporation bonds, it provides (i) business concerning issue of certificates of investment corporation bonds and business during the period, (ii) business concerning registration of transfer of investment corporation bonds, (iii) business concerning payment of principle and interest of investment corporation bonds, (iv) business concerning acceptance of other offers by the creditors of the Investment Corporation.

(4) Chuo Aoyama Audit Corporation ("the general administrator concerning tax service)

Subject to the mandate from the Investment Corporation, it provides business concerning tax service as general administrator concerning tax service under the tax service agreement. However, it does not include business concerning tax payment itself.

2. Management Policy and Results of Operation

(1) Management Policy:

As for the management policy, the Investment Corporation basically seeks to build an optimum portfolio consisting of "income-type properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was created on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of commercial facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Immediately after being listed, the Investment Corporation acquired 4 properties. Since then, the Investment Corporation acquired 6 properties in its Third Period; 6 properties in its Fourth Period, 4 properties in its Fifth Period, 4 properties in its Sixth Period, 8 properties in its Seventh Period, 2 properties in the Eighth Period. As of its Eighth Period (February 28, 2006), the Investment Corporation currently operates a total of 34 facilities (excluding the interest in anonymous association).

ii. Results of Operation:

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as suburban shopping centers and roadside stores, that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to grow the property value and cash flows of through turnover of tenants and increasing the assets' capacity. The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It has always sought to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as Ito-Yokado, AEON, Kintetsu department stores, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, executing long-term lease agreements with respect to properties in good locations in the city and properties with

good tenants in the suburbs—the Investment Corporation has acquired JUSCO Nishi-Otsu, a suburban Single-tenant property this period.

As for growth-type properties, the Investment Corporation holds Hakata Riverain/ eeny meeny miny mo, Abiko Shopping Plaza, Nara Family, ESQUISSE Omotesando, and Wonder City, all acquired before last period, and has acquired Kyoto Family during this period. Furthermore, regarding ESQUISSE Omotesando, the Investment corporation transferred the building and leased the land to the Takenaka Corporation on February 8, 2006 for the reconstruction project operated by Takenaka Corporation. Then, the Investment corporation changed the name of this property to Site of ESQUISSE Omotesando and changed it's property type to income-type property. The Investment Corporation has completed a large-scale renewal of Abiko Shopping Plaza aiming to gain competitiveness other than to maximize the potential value of these commercial facilities, to which end it has been seeking a change in tenants and carrying out promotional work throughout this period.

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the Investment Corporation maintained the debt ratio and hedged the risk against rising interest rates in the future by effective utilization of tenant leaseholds and security deposits (as of the end of the eighth period, the outstanding amount is ¥65.8 billion) and issuance of investment corporation bonds, and tried to ensure financial stabilization and flexibility.

The outstanding amount of debt loans as of the end of this period is ¥39.2 billion; the breakdown is approximately ¥25 billion outstanding amount of short-term loans, and approximately ¥14.2 billion outstanding amount of long-term loans. Also, pursuant to the comprehensive resolution dated January 11, 2005 regarding the issuance of domestic unsecured investment corporation bonds, the Investment Corporation has issued investment corporation bonds (10years, 10billion yen) by the third public offering during this accounting period. This made the outstanding amount of investment corporation bonds ¥45 billion together with the first and second bond.

② Equity Finance

The Investment Corporation filed a Shelf Registration Statement on August 26, 2005 with the Director General of the Kanto Local Finance Bureau and registered the issuance for the offering of investment units with an issue limit of 100 billion yen in order to ensure a flexible equity financing through issuance of investment units. Using this registration, the Investment Corporation newly issued 23,000 units of investment securities according to the resolution of the Board of Directors' meeting each dated September 5, 2005 and September6, 2005. As a result, the total amount of capital of investors is 181,557,646,160 yen, and the total number of units issued and outstanding is 302,502 units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed

of total operating income of 13,046 million yen, operating profit of 5,290 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 4,796 million yen as well as current income of 4,795 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 15,851 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the Ninth Period (March 1, 2006 ～August 31, 2006), the Investment Corporation estimates an operating income of 14,782 million yen, ordinary profit of 4,693 million yen, current income of 4,691 million and dividend per unit of 15,507 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Ninth Period (March 1, 2006 ～ August 31, 2006) and for the Tenth Period (September 1, 2006 ～ February 28, 2007)" as described in page 6.

Also, concerning the state of operation for the Tenth Period (September 1, 2006 ～ February 28, 2007), based upon the "Preconditions of Forecasts of State of Operation for the Ninth Period (March 1, 2006 ～ August 31, 2006) and for the Tenth Period (September 1, 2006 ～February 28, 2007)" as described in page 6, the Investment Corporation estimates operating income of 15,394 million yen, ordinary profit of 4,768 million yen, current income of 4,766 million and dividend per unit of 15,755 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Ninth Period (March 1, 2006 ~ August 31, 2006)" and for the Tenth Period (September 1, 2006 ~ February 28, 2007)

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of February 28, 2006)		Previous Period (As of August 31, 2005)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	14,053,581		3,294,281		10,759,300	
Trust cash and trust deposit *1	9,747,804		9,126,964		620,840	
Rental receivables	610,094		545,324		64,770	
Consumption tax refundable	23,018		757,167		△734,148	
Other current assets	358,273		526,914		△168,640	
Total current assets	24,792,773	7.3	14,250,652	4.6	10,542,120	74.0
II. Non-current assets: *1						
1. Property and equipment:						
Trust buildings	117,886,080		110,878,753		7,007,326	
Accumulated depreciation	9,102,505		7,159,570		1,942,935	
Trust building improvements	6;165,914		5,447,650		718,264	
Accumulated depreciation	695,187		535,349		159,838	
Trust machinery and equipment	405,927		398,028		7,898	
Accumulated depreciation	59,487		40,788		18,699	
Trust industrial tool and material	1,210,145		1,119,151		90,994	
Accumulated depreciation	264,624		216,119		48,505	
Trust land	188,740,076		179,611,104		9,128,972	
Total property and equipment	304,286,339		289,502,861	92.7	14,783,477	5.1
2. Intangible fixed assets:						
Trust leasehold interest	6,103,876		4,165,710		1,938,166	
Trust and other intangible fixed assets	158,502		167,615		△9,113	
Total intangible fixed assets	6,262,379	1.9	4,333,326	1.4	1,929,052	44.5
3. Investments, etc.:						
Tenant leasehold and security deposits	3,101,459		2,801,310		300,149	
Investment securities	839,910		849,220		△9,310	
Long-term prepaid expenses	135,948		134,747		1,201	
Deferred losses from hedge transactions	33,229		125,214		△91,984	
Other investments and assets	240,032		206,063		33,968	
Total investments and assets	4,350,579	1.3	4,116,555	1.3	234,023	5.7
Total non-current assets	314,899,297	92.7	297,952,743	95.4	16,946,553	5.7
Deferred assets:						
Organization costs	13,924		27,848		△13,924	
Issue costs of Investment Corporation Bonds	138,705		118,559		20,146	
Total deferred assets	152,629	0.0	146,407	0.0	6,222	4.2
Total Assets	339,844,700	100.0	312,349,803	100.00	2,494,896	8.8

Subjects \ Period	This Period (As of February 28, 2006)		Previous Period (As of August 31, 2005)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	821,214		765,881		55,333	
Short-term debt *2	25,000,000		25,860,000		△860,000	
Accounts payable	11,259		66,235		△54,975	
Accrued expenses	666,122		605,800		60,322	
Income tax payable, etc.	605		927		△322	
Rent received in advance	1,011,514		1,007,978		3,536	
Deposit received	888,087		737,214		150,872	
Tenant leasehold and security deposits scheduled to be returned within one year *1	4,466,738		-		4,466,738	
Other current liabilities	33,655		109,401		△75,745	
Total current liabilities	32,899,197	9.7	29,153,438	9.3	3,745,759	12.8
II. Non-current liabilities						
Investment Corporation Bonds	45,000,000		35,000,000		10,000,000	
Long-term debt *1	14,170,000		14,170,000		-	
Tenant leasehold and security deposits	61,389,578		67,056,445		△5,666,866	
Debt from derivatives	33,229		125,214		△91,984	
Total non-current liabilities	120,592,808	35.5	116,351,659	37.3	4,241,148	3.6
Total Liabilities	153,492,005	45.2	145,505,097	46.6	7,986,908	5.5
UNITHOLDERS' EQUITY *4						
I. Unitholders' equity: *3						
Unitholders' capital	181,557,646	53.4	162,448,096	52.0	19,109,550	11.8
II. Retained earnings:						
Retained earnings at the end of the period	4,795,048		4,396,610		398,438	
Total retained earnings	4,795,048	1.4	4,396,610	1.4	398,438	9.1
Total Unitholders' Equity	186,352,695	54.8	166,844,706	53.4	19,507,988	11.7
Total Liabilities and Unitholders' Equity	339,844,700	100.0	312,349,803	100.0	27,494,896	8.8

B. Statement of Income

Subjects \ Period	This Period For the Period from September 1, 2005 to February 28, 2006		Previous Period For the Period from March 1, 2005 to August 31, 2005		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
I. Operating Income or Loss						
1. Operating revenues:	13,046,876	100.0	12,225,558	100.0	821,317	6.7
Rental revenues *1	13,046,876		12,225,558		821,317	
2. Operating expenses:	7,756,747	59.5	7,252,452	59.3	504,295	7.0
Property-related expenses *1	6,496,441		6,080,183		416,258	
Loss on sale of real estate, etc. *2	16,245		-		16,245	
Other operaion fees						
Loss on silent partnership	9,310		2,284		7,025	
Asset management fees *3	970,025		910,704		59,320	
Compensation of Officers	3,349		3,347		2	
Custodian fees	53,429		44,988		8,441	
General administration fees	107,834		105,010		2,823	
Others	100,111		105,933		△5,822	
Operating income	5,290,128	40.5	4,973,105	40.7	317,022	6.4
II. Non-operating Income or Loss						
1. Non-operating revenues:	9,267	0.1	3,242	0.0	6,024	185.8
Interest received	68		63		5	
Other non-operating Income or Loss	9,198		3,178		6,019	
2. Non-operating expenses:	502,441	3.9	578,927	4.7	△76,485	△13.2
Interest expense	162,341		155,830		6,510	
Interest expenses of Investment Corporation Bonds	205,099		205,721		△622	
Amortization of issue costs of Investment Corporation Bonds	39,597		29,639		9,957	
Loan-related costs	35,193		33,116		2,076	
Cost of issuance of new investment units	32,992		114,829		△81,837	
Amortization of organization costs	13,924		13,924		-	
Other non-operating expenses	13,294		25,865		△12,570	
Ordinary income	4,796,953	36.8	4,397,420	36.0	399,533	9.1
Income before income taxes	4,796,953	36.8	4,397,420	36.0	399,533	9.1
Income taxes and other taxes	1,948		927		1,020	
Adjustment of income taxes, etc.	-		△16		16	
Net income	4,795,005	36.8	4,396,509	36.0	398,495	9.1
Retaining earnings at the beginning of the period	43		100		△56	
Retained earnings at the end of the period	4,795,048		4,396,610		398,438	

C. Statement of Cash Distribution:

(yen)

Subjects \ Period	This Period (From September 1, 2005 to February 28, 2006)	Previous Period (From March 1, 2005 to August 31, 2005)
I Retained earnings at end of period	4,795,048,906	4,396,610,101
II Dividends (Dividends per unit)	4,794,959,202 (15,851)	4,396,566,460 (15,730)
III Retained earnings brought forward to the next period	89,704	43,641

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 4,794,959,202 yen for this period (4,396,566,460 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

D. Statement of Cash Flow

Subjects \ Period	For the Period from September 1, 2005 to February 28, 2006	For the Previous Period from March 1, 2005 to August 31, 2005	Subjects \ Period	For the Period from September 1, 2005 to February 28, 2006	For the Previous Period from March 1, 2005 to August 31, 2005
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	4,796,953	4,397,420	Payment for acquisition of property and equipment trust	△18,819,666	△65,069,971
Depreciation	2,472,272	2,305,947	Revenue from sale of property and equipment trust	1,163,550	-
Amortization of organization costs	13,924	13,924	Payment for deposited tenant leasehold and security deposits	△3,292,064	△849,630
Amortization of issue costs of Investment Corporation Bonds	39,597	29,639	Revenue from deposited tenant leasehold and security deposits	2,091,936	16,103,643
Loss on sale of real estate, etc.	16,245	-	Purchases of intangible property and equipment	△1,561,383	△488,619
Loss on retirement of fixed assets	16,450	27,213	Payment for depositing tenant leasehold and security deposits	△531,118	-
Other operational costs	9,310	2,284	Revenue from depositing tenant leasehold and security deposits	230,969	8,597
Interest received	△68	△63	Purchases of investment securities	-	△851,505
Interest expense	367,440	361,551	Purchases of other investments and assets	△33,968	-
Increase or	△64,770	△68,525	Revenue from	-	19,252

Decrease of rental receivables			decrease of other investments and assets		
Increase or Decrease of consumption tax refundable	734,148	△313,151	Net cash used in investing activities	△20,751,744	△51,128,233
Increase or Decrease of long-term prepaid expenses	△1,201	12,825	III Cash Flows from Financing Activities:		
Increase or Decrease of operating accounts payable	55,333	136,987	Proceeds from short-term debt	18,200,000	30,100,000
Increase or Decrease of accounts payable	△55,328	△99,193	Payment for short-term debt	△19,060,000	△25,500,000
Increase or Decrease of accrued unpaid expenses	72,194	91,781	Proceeds from issuance of investment corporation bonds	9,940,257	-
Increase or Decrease of advance received	3,536	126,113	Proceeds from issuance of investment units	19,109,550	46,259,400
Increase or Decrease of deposit received	150,872	121,010	Payment of dividends	△4,396,213	△3,381,445
Others	92,894	△111,529	Net cash provided by financing activities	23,793,593	47,477,954
Sub-total	8,719,806	7,034,238	IV Net Change in Cash and Cash Equivalents	11,380,140	3,058,311
Interest received	68	63	V Cash and Cash Equivalents at the Beginning of the Period	12,421,246	9,362,934
Payment of interest	△379,312	△324,686	VI Cash and Cash Equivalents at the End of the Period	23,801,386	12,421,246
Payment of corporate tax	△2,270	△1,024			
Net cash provided by operating activities	8,338,291	6,708,590			

[Important Accounting Policy]

(Omitted)

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public offering for capital increase	23,000	302,502	19,109	181,557	Note 8

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

4. Changes in Officers
Not applicable.

5. Reference Information

(1) Property Portfolio of the Investment Corporation

Classification of Assets	Region	This Period (as of February 28, 2006)		Previous Period (as of August 31, 2005)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	136,283	40.1	137,683	44.1
	Osaka and Nagoya metropolitan area	111,852	32.9	93,176	29.8
	Other metropolitan areas	62,411	18.4	62,976	20.2
	Sub-total	310,547	91.4	293,836	94.1
Interest in anonymous association		839	0.2	849	0.3
Deposit and other assets		28,457	8.4	17,664	5.6
Total Assets		339,844	100.0	312,349	100.0

Note: Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Outline of trust real property

As of February 28, 2006, the principal real property held by the Investment Corporation is as listed below:

Name of Realty, etc. (Trust Beneficiary Interests	Net Book Value (million yen)	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
			(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,835	1	46,248.96	46,248.96	100.0	3.4	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,660	1	56,891.15	56,891.15	100.0	2.7	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,872	1	13,666.96	13,666.96	100.0	3.1	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	7,968	1	63,652.33	63,652.33	100.0	2.1	Commercial facilities
8953 Hakata Reverain (trust beneficiary interests)	12,760	1	25,742.72	24,930.40	96.8	8.5	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,269	1	50,437.91	50,437.91	100.0	2.5	Commercial facilities
Minami Aoyama 8953 Building (trust beneficiary interests)	5,375	1	1,540.98	1,540.98	100.0	1.3	Commercial facilities
Nara Family (trust beneficiary interests)	31,616	1	85,343.38	84,808.74	99.4	16.5	Commercial facilities
Abiko Shopping Plaza (trust	10,800	1	44,333.65	44,333.65	100.0	6.1	Commercial facilities

beneficiary interests)							
Ito-Yokado Yabashira (trust beneficiary interests)	1,628	1	21,581.65	21,581.65	100.0	0.6	Commercial facilities
Ito-Yokado, Kamifukuoka Higashi (trust beneficiary interests)	6,823	1	28,316.18	28,316.18	100.0	2.0	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	13,044	1	73,438.52	73,438.52	100.0	3.4	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,268	1	574.46	574.46	100.0	0.3	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,781	1	1,477.62	1,477.62	100.0	0.7	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,599	1	100,457.69	100,457.69	100.0	2.9	Commercial facilities
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,434	1	109,616.72	109,616.72	100.0	3.7	Commercial facilities
Aeon Sapporo Naebo Shopping Center (trust beneficiary interests)	8,939	1	74,625.52	74,625.52	100.0	2.9	Commercial facilities
Site of Esquisse Omotesando (trust beneficiary interests)	14,901	2	1,768.78	1,768.78	100.0	2.2	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	892	1	540.78	540.78	100.0	0.2	Commercial facilities

Ito-Yokado Tsunashima (trust beneficiary interests)	5,129	1	16,549.50	16,549.50	100.0	1.4	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,275	1	20,983.43	20,983.43	100.0	3.0	Commercial facilities
Itabashi SATY (trust beneficiary interests)	12,654	1	72,253.88	72,253.88	100.0	4.8	Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,011	1	492.69	492.69	100.0	0.3	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	17,113	1	85,226.68	85,226.68	100.0	4.1	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	6,006	1	19,070.88	19,070.88	100.0	2.0	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,360	1	93,258.23	93,258.23	100.0	2.4	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,712	1	77,267.23	77,267.23	100.0	3.1	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,713	2	1,814.10	1,635.21	90.1	0.7	Commercial facilities
Wonder City (trust beneficiary interests)	16,518	1	72,317.28	72,317.28	100.0	5.0	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	3,968	1	63,778.44	63,778.44	100.0	1.3	Commercial facilities
JUSCO City Naha (trust beneficiary interests)	11,080	1	79,090.48	79,090.48	100.0	3.0	Commercial facilities
Cheers Ginza (trust	4,232	1	1,686.58	1,686.58	100.0	0.8	Commercial facilities

beneficiary interests)							
JUSCO City Nishi-Otsu (trust beneficiary interests)	13,645	1	62,717.26	62,717.26	100.0	1.1	Commercial facilities
Kyoto Family (trust beneficiary interests)	5,650	1	25,603.95	25,554.00	99.8	1.9	Commercial facilities
Total (Note 2)	310,547	36	1,492,366.57	1,490,790.77	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 5 Other than above, the Investment Company holds an Interest in anonymous association that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

As of February 28, 2006, the commercial facilities held by the Investment Corporation (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area (Note 3)	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	11,800	9,835
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	11,100	9,660
8953 Osaka Shinsaibashi Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	14,600	13,872
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,220	7,968
8953 Hakata Reverain	3-1 Simo-kawabata Hakata-ku, Fukuoka-City, Fukuoka	Real estate trust beneficiary interests	25,742.72	13,200	12,760
Ito-Yokado Narumi	3-232 Urasato Midori-ku, Nagoya-City, Aichi	Real estate trust beneficiary interests	50,437.91	8,730	8,269
8953 Minami Aoyama Building	8-5 Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,540.98	5,620	5,375
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	Real estate trust beneficiary interests	85,343.38	33,800	31,616
Abiko Shopping Plaza	142-1 Abiko-aza-kita-iizuka Abiko City, Chiba	Real estate trust beneficiary interests	44,333.65	13,400	10,800
Ito-Yokado Yabashira	15-8 Higurashi 1-chome, Matsudo-City, Chiba, etc.	Real estate trust beneficiary interests	21,581.65	1,970	1,628
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara, 2-chome, Fujimino-shi, Saitama (Note 4)	Real estate trust beneficiary interests	28,316.18	7,530	6,823
Ito-Yokado Nishikicho	12-1 Nishikicho, 1-chome, Warabi-shi, Saitama	Real estate trust beneficiary interests	73,438.52	14,500	13,044
8953 Daikanyama Building	35-17 Ebisu-nishi, 1-chome,Shibuya-ku, Tokyo	Real estate trust beneficiary interests	574.46	1,390	1,268

8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,477.62	3,060	2,781
Aeon Higashiura Shopping Center	62-1 Aza-toueicho, oaza-ogawa, Chitagun-Higshiuracho, Aichi	Real estate trust beneficiary interests	100,457.69	7,680	6,599
Aeon Kashiihama Shopping Center	12-1 Kashiihama, 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	109,616.72	13,400	13,434
Aeon Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Real estate trust beneficiary interests	74,625.52	9,830	8,939
Site of Esquisse Omotesando	10-1 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,768.78	15,200	14,901
Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	540.78	1,000	892
Ito-Yokado Tsunashima	8, Tsunashimanishi, 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	16,549.50	5,380	5,129
Bic Camera Tachikawa	12-2 Akebonocho, 2-chome Tachikawa-shi, Tokyo	Real estate trust beneficiary interests	20,983.43	12,900	12,275
Itabashi SATY	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	Real estate trust beneficiary interests	72,253.88	13,100	12,654
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	492.69	1,100	1,011
AEON Yamato Shopping Center	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	Real estate trust beneficiary interests	85,226.68	18,700	17,113
SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	Real estate trust beneficiary interests	19,070.88	6,900	6,006
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	Real estate trust beneficiary interests	93,258.23	6,780	6,360
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	Real estate trust beneficiary interests	77,267.23	12,500	11,712
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	Real estate trust beneficiary interests	1,814.10	2,887	2,713

Wonder City	40 Nihocho, Nishi-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	72,317.28	17,700	16,518
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	63,778.44	3,990	3,968
JUSCO City Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	Real estate trust beneficiary interests	79,090.48	11,600	11,080
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	Real estate trust beneficiary interests	1,686.58	4,160	4,232
JUSCO City Nishi-Otsu	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga	Real estate trust beneficiary interests	62,717.26	13,100	13,645
Kyoto Family	1-1 Ikejiricho, Yamanouchi. Ukyo-ku, Kyoto-shi, Kyoto	Real estate trust beneficiary interests	25,603.95	5,480	5,650
Total			1,492,366.57	332,307	310,547

Note 1 All commercial facilities the Investment Corporation purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 4 Kamifukuoka-shi was changed to Fujimino-shi on Ocober 1, 2005.

Note 5 "Location" means the residence indication or the location indicated in the land registry book.Note 6 Other than above, the Investment Company holds an equity in silent partnership that serves the beneficial interest (Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

The progress of rental business of each commercial facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (March 1, 2005 to August 31, 2005)			
	Number of Tenants at End of Period (Note 3)	Occupancy Ratio at End of Period (Note 1)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 1)
		%	million yen	%
Sendai Nakayama Shopping Center	2	92.1	544	4.4
ESPA Kawasaki	1	100.0	351	2.9
8953 Osaka Shinsaibashi Building	1	100.0	405	3.3
JUSCO Chigasaki Shopping Center	1	100.0	274	2.2
8953 Hakata Reverain	76	96.9	1,110	9.1
Ito-Yokado Narumi	1	100.0	330	2.7
8953 Minami Aoyama Building	3	100.0	169	1.4
Nara Family	131	99.8	2,242	18.3
Abiko Shopping Plaza	45	98.9	665	5.4
Ito-Yokado Yabashira	1	100.0	78	0.6
Ito-Yokado, Kamifukuoka Higashi	1	100.0	280	2.3
Ito-Yokado Nishikicho	1	100.0	444	3.6
8953 Daikanyama Building	1	100.0	37	0.3
8953 Harajuku Face Building	5	100.0	92	0.8
Aeon Higashiura Shopping Center	1	100.0	375	3.1
Aeon Kashiihama Shopping Center	1	100.0	477	3.9
Aeon Sapporo Naebo Shopping Center	1	100.0	382	3.1
Site of Esquisse Omotesando	12	91.6	388	3.2
Esquisse Omotesando Annex	2	100.0	33	0.3
Ito-Yokado Tsunashima	1	100.0	180	1.5
Bic-Camera Tachikawa	2	100.0	386	3.2
Itabashi SATY	1	100.0	621	5.1
8953 Kita Aoyama Building	2	100.0	33	0.3
AEON Yamato Shopping Center	1	100.0	540	4.4
SEIYU Hibarigaoka	1	100.0	276	2.3
Tobata SATY	1	100.0	303	2.5
JUSCO City Takatsuki	1	100.0	358	2.9
8953 Jiyugaoka Building	10	90.1	70	0.6

Wonder City	28	100.0	546	4.5
JUSCO City Yagoto	2	100.0	74	0.6
JUSCO City Naha	1	100.0	135	1.1
Cheers Ginza	9	100.0	11	0.1
JUSCO City Nishi-Otsu	-	-	-	-
Kyoto Family	-	-	-	-
Total (Note 2)	347	99.6	12,225	100.0

Name of Real Estate, etc.	This Period (September 1, 2005 to February 28, 2006)			
	Number of Tenants at End of Period (Note 3)	Occupancy Ratio at End of Period (Note 1)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 1)
		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	441	3.4
ESPA Kawasaki	1	100.0	351	2.7
8953 Osaka Shinsaibashi Building	1	100.0	407	3.1
JUSCO Chigasaki Shopping Center	1	100.0	274	2.1
8953 Hakata Reverain	75	96.8	1,116	8.5
Ito-Yokado Narumi	1	100.0	330	2.5
8953 Minami Aoyama Building	3	100.0	169	1.3
Nara Family	130	99.4	2,155	16.5
Abiko Shopping Plaza	53	100.0	792	6.1
Ito-Yokado Yabashira	1	100.0	78	0.6
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	2.0
Ito-Yokado Nishikicho	1	100.0	444	3.4
8953 Daikanyama Building	1	100.0	39	0.3
8953 Harajuku Face Building	5	100.0	94	0.7
Aeon Higashiura Shopping Center	1	100.0	375	2.9
Aeon Kashiihama Shopping Center	1	100.0	477	3.7
Aeon Sapporo Naebo Shopping Center	1	100.0	382	2.9
Site of Esquisse Omotesando	1	100.0	292	2.2
Esquisse Omotesando Annex	2	100.0	27	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.4
Bic Camera Tachikawa	2	100.0	390	3.0
Itabashi SATY	1	100.0	621	4.8
8953 Kita Aoyama Building	2	100.0	34	0.3
AEON Yamato Shopping Center	1	100.0	534	4.1
SEIYU Hibarigaoka	1	100.0	261	2.0
Tobata SATY	1	100.0	315	2.4
JUSCO City Takatsuki	1	100.0	411	3.1
8953 Jiyugaoka Building	10	90.1	85	0.7
Wonder City	28	100.0	646	5.0
JUSCO City Yagoto	2	100.0	164	1.3
JUSCO City Naha	1	100.0	388	3.0
Cheers Ginza	9	100.0	111	0.8

JUSCO City Nishi-Otsu	1	100.0	149	1.1
Kyoto Family	66	99.8	245	1.9
Total (Note 2)	409	99.9	13,046	100.0

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Numbers of tenants" is based upon the numbers of the lease agreements of the buildings of each such property used as stores, offices, etc.

Note 4 Other than above, the Investment Company holds an Interest in anonymous association that serves the beneficial interest (Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.

Name of property: (tentative name) Diamond City Tsurumi Shopping Center
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

[Translation]

May 12, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice Regarding Submission of "Improvement Report"
to the Tokyo Stock Exchange

We were requested by the Tokyo Stock Exchange (the "TSE") on April 28, 2006 to submit an Improvement Report pursuant to Clause 22.1 of Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security, under the provisions of Clause 7.4 of the Special Listing Regulations for REIT. We hereby inform you that, today, we submitted to the TSE, and the TSE accepted, the Improvement Report in the form of the Attachment.

We shall endeavor to diligently pursue the measures for improvement in accordance with the contents of the Improvement Report.

- End -

Attachment

Improvement Report

[Translation of Attachment omitted]

[Translation]

May 30, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
To refinance existing short-term debt.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥47,400 million

(3) Interest rate: 0.59364%
(From May 31, 2006 to September 29, 2006)
The interest rate from September 29, 2006 onward has not been determined yet. It is scheduled to be determined on September 27, 2006.

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day of September 2006 and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(7) Date of borrowing:

May 31, 2006

(8) Final date of repayment of principal:

December 29, 2006

- End -

[Translation]

June 19, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To refinance existing short-term debt.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Chugoku Bank, Ltd.

(2) Amount to be borrowed:
¥2,200 million

(3) Interest rate: 0.39802%
(From June 21, 2006 to June 30, 2006)
The interest rate from June 30, 2006 onward has not been determined yet. It is scheduled to be determined on June 28, 2006.

(4) Method of borrowing:
Unsecured and unguaranteed

(5) Interest payment date:
The last day of June 2006, September 2006, and the date of repayment

of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(7) Date of borrowing:

June 21, 2006

(8) Final date of repayment of principal:

December 21, 2006

- End -

[Translation]

June 22, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of "Omiya SATY".

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥6,400 million

(3) Interest rate: 0.57868%
(From June 23, 2006 to August 31, 2006)

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

Date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Date of borrowing:

June 23, 2006

(8) Final date of repayment of principal:

August 31, 2006

- End -

[Translation]

June 22, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1)	Assets to be acquired:	Beneficial interests in real estate trust (ownership right of land and buildings) (Trustee: Mitsubishi UFJ Trust and Banking Corporation)
(2)	Name of the property:	Omiya SATY
(3)	Acquisition price:	¥ 6,133 million
(4)	Acquisition date:	June 23, 2006 (execution of transfer agreement) June 23, 2006 (scheduled acquisition)
(5)	Party from which the property will be acquired:	Omiya Retail Funding Limited Company
(6)	Funds for the acquisition:	Own capital and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in

accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Tokyo and surrounding cities, and the income-type property assets in our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the property to be acquired

[Translation omitted.]

4. Outline of party from which the property will be acquired:

(1) Name: Omiya Retail Funding Limited Company

(2) Location of head office: 4-3 Nihombashi-Muromachi 2-chome, Chuo-ku, Tokyo

(3) Representative: Shuji Kawai

(4) Capital: ¥3 million

(5) Main business activities: Holding, sale and purchase, lease, and management, etc. of real estate

(6) Relationship with Investment Corporation: none

5. Future Prospects:

This acquisition will have no significant impact on our management conditions for the accounting period ending in August 2006.

- End -

[Translation]

June 28, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on December 20, 2005, December 21, 2005, and on June 21, 2006.

① Unsecured short-term borrowing (¥9,900 million)
Interest rate:
From July 1, 2006 to September 29, 2006: 0.65636% per annum

② Unsecured short-term borrowing (¥3,000 million)
Interest rate:
From July 1, 2006 to September 29, 2006: 0.58636% per annum

③ Unsecured short-term borrowing (¥2,200 million)
Interest rate:
From July 1, 2006 to September 29, 2006: 0.61636% per annum

Interest rate from September 29, 2006 onward has not been determined yet (scheduled to be determined on September 27).

- End -

[Translation]

July 6, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Replacement of Representative Director of Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company to which the Investment Corporation has entrusted the asset management business, held a meeting of the Board of Directors on July 6, 2006 and resolved to elect Mr. Minoru Mukai as Representative Director and Vice-President as of August 1, 2006.

(New Appointment)
Representative Director and Vice-President Minoru Mukai
(Retirement)
Representative Director and Vice-President Liu Hing Hong

* A brief history of the new Representative Director is as given in the Attachment.

Pursuant to the provisions of the Law Concerning Investment Trusts and Investment Corporations, the above matter will be filed with the Commissioner of the Financial Services

Agency and The Investment Trusts Associations, Japan as a change in the name of the Representative Director.

- End -

[Translation of Attachment omitted.]

[Translation]

July 25, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of "Loc City Ogaki".

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥4,000 million

(3) Interest rate: 0.71025%
(From July 26, 2006 to September 29, 2006)
The interest rate from September 29, 2006 onward has not been

determined yet. It is scheduled to be determined on September 27, 2006.

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day of September 2006, December 2006, March 2007, and June 2007, and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(7) Date of borrowing:

July 26, 2006

(8) Final date of repayment of principal:

July 26, 2007

- End -

[Translation]

July 25, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Acquisition of Property (Determination of Details of Loc City Ogaki)

We hereby inform you that we have now received delivery of "Loc City Ogaki" to be acquired as notified on August 22, 2005. In connection therewith, we hereby notify you as follows of the changes resulting from the determination of the registration information and the determination of pending matters. The portions that have been changed are underlined, and there are no other changes including the acquisition price.

[Matters pending or changed - before determination]

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Property right of the building and commercial term leasehold interest) (Trustee: to be determined)

(6) Funds for the acquisition: to be determined

2. Reasons for the acquisition:

(3) Building

The property is a commercial facility opened on July 26, 2005. The property

comprises two wings: the main building and the annex, both of which are two stories high. The main building is a shopping mall with approximately 80 specialty stores, Max Value being the main tenant, and the annex is occupied by three large-scale stores including Sports Authority.

3. Description of the property acquired

[Translation omitted.]

5. Future Prospects:

This acquisition will have no significant impact on our management conditions for the accounting period ending in August 2005.

[Matters pending or changed - after determination]

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Property right of the building and commercial term leasehold interest) (Trustee: The Chuo Mitsui Trust and Banking Co., Ltd.)

(6) Funds for the acquisition: Own capital and borrowed funds

2. Reasons for the acquisition:

(3) Building

The property is a commercial facility opened on July 26, 2005. The property comprises two wings: the main building and the annex, both of which are occupied by retail stores on the first and second floors. The main building is a shopping mall with approximately 80 specialty stores, Max Value being the main tenant, and the annex is occupied by three large-scale stores including Sports Authority.

3. Description of the property acquired

[Translation omitted.]

5. Future Prospects:

This acquisition will have no significant impact on our management conditions for the accounting period ending in August 2006.

- End -

[Translation]

August 8, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved at this time to acquire the property described below, in respect of the Diamond City Tsurumi Shopping Center (tentative name) for which we gave notification on March 24, 2005 regarding the acquisition of the interests in anonymous association.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust
(Trustee: Mitsubishi UFJ Trust and Banking Corporation)

(2) Name of the property: Diamond City Leafa*1

(3) Scheduled acquisition price: ¥31,100 million*2

(4) Acquisition date: August 8, 2006 (execution of transfer agreement)
December 15, 2006 (scheduled acquisition)

(5) Party from which the property has been acquired:
Conpania Flore Inc.

(6) Funds for the acquisition: To be determined

*1 Diamond City Tsurumi Shopping Center (tentative name) has changed its property name to Diamond City Leafa.

*2 The price is subject to change because the building has not been completed.

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Osaka and Nagoya and surrounding cities, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the property acquired

[Translation omitted.]

4. Outline of party from which the beneficial interests in trust have been acquired:

(1) Name: Conpania Flore Inc.

(2) Location of head office: 4-3 Nihombashi-Muromachi 2-chome, Chuo-ku, Tokyo

(3) Representative: Shuji Kawai

(4) Capital: ¥3 million

(5) Main business activities: Acquisition, sale, and management, etc. of beneficial interests in real estate trust

(6) Relationship with Investment Corporation: Conpania Flore Inc., holding the beneficial interests in trust, is a special purpose company in which the intermediate company invests, and the Investment Corporation and others hold the interests in anonymous association.

It is expected that the investments in anonymous corporation held by the Investment Corporation as described above (see Notice of Acquisition of Property (Interests in an Anonymous Association) dated March 24, 2005 for an outline of the anonymous association agreement) will be returned after the assignment of the property.

5. Future Prospects:

This acquisition will have no significant impact on our management conditions for the accounting period ending in August 2006.

- End -

[Translation]

August 21, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice Regarding Change of Independent Auditor and
Election of Temporary Independent Auditor

We hereby inform you that we have resolved at the board meeting held today the following matters concerning the change of the independent auditor and election of a temporary independent auditor.

1. Background leading to the change and reason for the election of temporary independent auditor

We were notified today by our independent auditor, Chuo Aoyama PricewaterhouseCoopers, that it will resign as independent auditor. In order to avoid a vacancy in the office of the independent auditor, the Investment Corporation elected PricewaterhouseCoopers Aarata to serve as of today as temporary independent auditor pursuant to Article 108, Paragraph 3 of the Law Concerning Investment Trusts and Investment Corporations.

We plan to refer the election of the independent auditor hereafter to the next scheduled General Meeting of Investors.

2. Name and office location of temporary independent auditor

Name:	PricewaterhouseCoopers Aarata
Office Location:	8-3 Shimbashi 1-chome, Minato-ku, Tokyo

3. Name and office location of resigning independent auditor

Name:	Chuo Aoyama PricewaterhouseCoopers
Office Location:	Kasumigaseki Building, 2-5 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

4. Date of change
August 21, 2006

-End-

[Translation]

August 22, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Change in Personnel in the Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an investment trust management company to which we entrust the management of our assets, has decided on a change in personnel as below.

Change in Personnel (Dated August 22, 2006)
Title: Executive Officer
Name: Makoto Yasui

This personnel will be filed with the Commissioner of Financial Services Agency as an important employee in accordance with the provisions of the Law Concerning to the Investment Trust and Investment Company.

- End -

August 29, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Additional Issue and Offer for Sale of Investment Units through Public Offering

We hereby inform you that Japan Retail Fund Corporation (the "Investment Corporation") has resolved at a board meeting held on August 29, 2006 as follows regarding the issue of new investment units and has decided on the same day on the offer for sale of investment units as follows.

1. Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 78,000 units

The scheduled number of units for the Japanese Offering stated in (3) (i) below will be 40,000, and that for the International Offering stated in (3) (ii) below will be 38,000. The definite

number of units of each of the Japanese and International Offerings will be determined within the total number of issue of 78,000 units on the Issue Price Determination Date set out in (2) below, taking the demand conditions into consideration.

(2) Issue value: Not yet determined.

(To be determined at a board meeting to be held on a day from September 11, 2006 (Monday) through September 13, 2006 (Wednesday) (the "Issue Price Determination Date"). The issue value refers to an amount which the Investment Corporation will receive as the money paid in for each unit of investment unit.)

(3) Method of offering:

(i) Japanese Offering

The offering in Japan (the "Japanese Offering") will be in the form of public offering and all investment units for the Japanese Offering will be purchased and subscribed for by Nikko Citigroup Limited, UBS Securities Limited, Nomura Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Mizuho Securities Co., Ltd., and Shinko Securities Co., Ltd. (the "Japanese Underwriters").

* Nikko Citigroup Limited and UBS Securities Limited may be referred to as the "Joint Lead Managers".

(ii) International Offering

International Offering will be conducted on overseas markets mainly in Europe (provided, in the United States only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act of 1933) (the "International Offering"; together with the Japanese Offering, the "Offering"), and all investment units for the International Offering will be purchased and subscribed for by international underwriters (the "International Underwriters"), with Citigroup Global Markets Limited and UBS Limited acting as the joint lead managers.

(iii) Joint global coordinators

Nikko Citigroup Limited and UBS Securities Limited will act as the joint global coordinators for the Offering.

The issue price for each of the Japanese and International Offerings will be determined after considering the demand conditions, with the preliminary price in an amount being obtained by the closing price of investment units of the Investment Corporation on the Tokyo Stock Exchange on the Issue Price Determination Date (or if no closing price is available on that day, the closing price on the day immediately prior thereto) multiplied by 0.90-1.00 (any decimal faction less than one full yen to be rounded down).

(4) Place of handling of payment:

Head Office of Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(5) Nature of underwriting agreement:

No underwriting fee shall be paid. The underwriters shall instead receive the proceeds as the difference between the aggregate issue value (or the underwriting value) and the aggregate issue price.

(6) Subscription unit: One unit or more in an integral multiple of one unit

(7) Subscription period for the domestic offering:

From September 14, 2006 (Thursday) to September 19, 2006 (Tuesday)

Such subscription period may be advanced, taking the demand conditions into consideration, and will be from September 12, 2006 (Tuesday) to September 14, 2006 (Thursday) in the most advanced case.

(8) Date of payment:

September 22, 2006 (Friday)

Such date of payment may be advanced, taking the demand conditions into consideration, and will be September 20, 2006 (Wednesday) in the most advanced case.

(9) Date of delivery of investment units:

The first business day immediately following the payment date

(10) The issue value and any other matters necessary for the issuance of these new investment units will be subject to approval of a board meeting to be held hereafter.

(11) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

2. Offer for Sale of Investment Units (offer by over-allotment)

(1) Number of investment units to be offered for sale:

Up to 6,000 units

(2) Offerer and number of investment units to be offered for sale:

Nikko Citigroup Limited

Up to 6,000 units

The offer by over-allotment will be the secondary offering of investment units of the Investment Corporation to be effected by Nikko Citigroup Limited along with the Japanese Offering, in consideration of the demand conditions thereof. The number of investment units to be offered for sale stated in (1) above indicates the upper limit of the offer by over-allotment and may be reduced or the offer may not be effected in its entirety, in accordance with the demand conditions.

The investment units of the Investment Corporation to be offered by over-allotment are to be borrowed by Nikko Citigroup Limited from Mitsubishi Corporation, an investor in the Investment Corporation.

(3) Offer price:

Not yet determined (to be the same as the issue price for the Offering)

(4) Method of offer:

Nikko Citigroup Limited will effect an additional offer for sale of the investment units of the Investment Corporation which are to be borrowed from Mitsubishi Corporation, an investor in the Investment Corporation, in consideration of the demand conditions of the Japanese Offering. Provided, in the event of a suspension of the Offering, however, the offer by over-allotment will be suspended accordingly.

(5) Subscription period:

Same as the subscription period for the Japanese Offering.

(6) Date of delivery:

The first business day immediately following the date of payment

of the Japanese Offering

(7) Subscription unit: One unit or more in an integral multiple of one unit

(8) The offer price and any other matters necessary for the secondary offering of these investment units will be subject to approval of a board meeting to be held hereafter.

(9) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

3. Issuance of New Investment Units by Allotment to Third Parties

(Allotment to third parties in connection with the offer by over-allotment stated in Section 2 above)

(1) Number of new investment units to be issued:

6,000 units

(2) Issue Value:

Not yet determined (to be the same as the issue value for the Offering)

(3) Subscription period:

September 26, 2006 (Tuesday)

(4) Date of payment:

September 27, 2006 (Wednesday)

(5) Place of handling of payment:

Head Office of Mitsubishi UFJ Trust and Banking Corporation

(6) Allottee and number of units for allotment:

Nikko Citigroup Limited

6,000 units

(7) Subscription unit:

One unit or more in an integral multiple of one unit

(8) The issue value and any other matters necessary for the issuance of new investment units by allotment to third parties will be subject to approval of a board meeting to be held hereafter.

(9) In the event of no subscription being made for the whole or part of the allotted units from the party to which the allotment has been effected, the subscription right to any such investment units not subscribed for will terminate.

(10) In the event of a cancellation of the Offering, the issuance of new investment units by allotment to third parties will be cancelled accordingly.

(11) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

(Reference)
[Translation omitted]

4. Changes in Number of Investment Units in Issue as a Result of this Issue

Current total number of investment units in issue	302,502	
Increased number of investment units as a result of the Offering	78,000	
Total number of investment units in issue after the public offering	380,502	
Increased number of investment units as a result of the allotment to third parties	6,000	(Note)
Total number of investment units in issue after the allotment to third parties	386,502	(Note)

(Note) If the issuance of new units by allotment to third parties is made in full.

5. Reason for Issuance (Use of Proceeds)
[Translation omitted]

6. Distribution of Profits to Investors
[Translation omitted]

7. Others
[Translation omitted]

[Translation]

August 29, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku,
Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Revisions of Expected Management Conditions for the Periods Ending in August, 2006 and February, 2007

We hereby inform you that a decision has been made to revise as below the expected management conditions for the periods ending in August, 2006 (from March 1, 2006 to August 31, 2006) and in February, 2007 (from September 1, 2006 to February 28, 2007) which were publicly announced on April 13, 2006 when the accounts for the period ending in February 2006 were disclosed.

1. Revisions of the expected management conditions for the period ending in August, 2006

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥14,782 mil.	¥4,691 mil.	¥15,507	¥-
Estimate as revised (B)	¥14,970 mil.	¥4,776 mil.	¥15,788	¥-
Increase or decrease (B-A)	¥188 mil.	¥85 mil.	¥281	¥-
Percentage of increase or decrease	1.27%	1.81%	1.81%	-

For reference: The estimated number of outstanding investment units as of the end of the period is 302,502 units.

2. Revisions of the expected management conditions for the period ending in February, 2007

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥15,394 mil.	¥ 4,766mil.	¥15,755	¥-
Estimate as revised (B)	¥16,462 mil.	¥6,122 mil.	¥15,839	¥-
Increase or decrease (B-A)	¥1,068 mil.	¥1,356 mil.	¥84	¥-
Percentage of increase or decrease	6.94%	28.45%	0.53%	-

For reference: The estimated number of outstanding investment units as of the

end of the period is 386,502 units. (Note 1)

Note 1: The estimated number of outstanding investment units as of the end of the period is calculated on the preconditions as stated in Schedule hereto.

Note 2: Any fractions less than the indicted unit are discarded.

3. Reasons for the revisions:
   We have resolved at the board of meeting held on August 29, 2006 additional issuance of investment units for the purpose of repayment of loan and acquisition of new specified assets (which shall have the meaning as is set out in Article 2, paragraph 1 of the Law concerning Investment Trust and Investment Company). In accordance with this, we make changes to the expectation of management conditions for the period ending in February, 2007. In addition, we make changes to the expectation of management conditions for the period ending in August, 2006 as well.

Schedule

"Pre-conditions for Estimating Management Conditions for the Tenth Period (from September 1, 2006 to February 28, 2007)"

[Translation omitted hereinafter]

[Translation]

August 30, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing and repayment.

1. Reasons for borrowing:
   To refinance short-term debt (less than a year) and to refinance a part of long-term debt.

2. Description of the borrowing:

[Short-term debt]

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥15,570 million

(3) Interest rate: 0.70636%

(From August 31, 2006 to September 29, 2006)

The interest rate from September 29, 2006 onward has not been determined yet. It is scheduled to be determined on September 27, 2006.

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day of September 2006, December 2006, March 2007, and June 2007, and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(7) Date of borrowing:

August 31, 2006

(8) Final date of repayment of principal:

August 31, 2007

3. Description of the repayment

[Short-term debt]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:

¥6,400 million

(3) Method of borrowing:

Unsecured and unguaranteed

(4) Date of borrowing:

June 23, 2006

(5) Final date of repayment of principal:

August 31, 2006

[Long-term debt within a year]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be borrowed:
¥4,170 million

(3) Method of borrowing:
Unsecured and unguaranteed

(4) Date of borrowing:
March 13, 2002

(5) Date of repayment of principal:
August 31, 2006

[Long-term debt]

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be borrowed:
¥5,000 million

(3) Method of borrowing:
Unsecured and unguaranteed

(4) Date of borrowing:
March 31, 2004

(5) Date of repayment of principal:
August 31, 2006

[For reference]
Omitted

- End -

[Translation]

September 11, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Determination of Issue Price and Sale Price of Investment Units Regarding Issue and Offer for Sale of Investment Units through Public Offering

We hereby inform you that we determined or changed as below the issue price and sale price, etc. for the issue of new investment units and the offer for sale of investment units resolved at our board meeting held on August 29, 2006 at the board meeting held on September 11, 2006.

1. Regarding Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 78,000units

Offering in Japan: 40,000units

Offering in overseas markets, mainly in Europe (provided that in the United States only private offering to qualified institutional buyers as defined by Rule 144A of the U.S. Securities Act in 1933): 38,000units

(2) Issue price: ¥849,660 per unit

(3) Total issue price: ¥66,273,480,000

(4) Issue value: ¥821,049 per unit

(5) Total issue value: ¥64,061,822,000

(6) Subscription period for the domestic offering:
From September 12, 2006 (Tuesday) to September 14, 2006 (Thursday)

(7) Date of payment: September 20, 2006 (Wednesday)

2. Regarding Offer for Sale of Investment Units (offer by over-allotment)

(1) Number of investment units to be offered for sale: 6,000 units

(2) Sale Price: ¥849,660 per unit

(3) Total Sale Price: ¥5,097,960,000

(4) Subscription Period: From September 12, 2006 (Tuesday) to September 14, 2006 (Thursday)

(5) Date of Delivery: September 21, 2006 (Thursday)

3. Issuance of New Investment Units by Allotment to Third Party
(Allotment to third parties in connection with the offer by over-allotment stated in Section 2 above.)

(1) Number of New Investment Units to be Issued: 6,000 units

(2) Issue Value: ¥821,049 per unit

(3) Total IssueValue: ¥4,926,294,000

(4) Subscription Period: September 26 (Tuesday)

(5) Date of payment: September 27 (Wednesday)

(6) Third Party to be Allotted: Nikko Citygroup Limited
Number of Units for Allotment: 6,000 units

4. Changes in Number of Investment Securities in Issue as a Result of this Issue (Omitted)

5. Use of Proceeds (Omitted)

- End -

[Translation]

September 12, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Cancellation of Resolution on Determination of Issue Price and Offer Price in the Additional Issue and Offer for Sale of Investment Units through Public Offering

At our board meeting held on September 11, 2006, we determined the issue price and the offer price for the issue of new investment units and offer for sale of investment units resolved at our board meeting held on August 29, 2006. However, due to clerical problems, we were unable to submit the amendment report for the extraordinary report to the Director General of the Kanto Local Finance Bureau on September 11, 2006. Because of this, it has become necessary to change the issue price and other matters determined at our board meeting held on September 11, 2006, and accordingly we have resolved at our board meeting held on September 12, 2006 to cancel the above resolution once.

The issue price and the offer price for the issue of new investment units and offer for sale of investment units will be determined again at our board meeting in accordance

with the issuance schedule resolved at our board meeting held on August 29, 2006. We will inform you as soon as such determination is made.

We apologize for any inconvenience caused to market participants.

- End -

[Translation]

September 12, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
TokyoBuilding 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Determination of Issue Price and Sale Price of Investment Units Regarding Issue and Offer for Sale of Investment Units through Public Offering

We hereby inform you that we determined or changed as below the issue price and sale price, etc. for the issue of new investment units and the offer for sale of investment units resolved at our board meeting held on August 29, 2006 at the board meeting held on September 12, 2006.

1. Regarding Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 78,000 units

Offering in Japan: 40,000units

Offering in overseas markets, mainly in Europe (provided that in the United States only private offering to qualified institutional buyers as defined by Rule 144A of the U.S. Securities Act in 1933): 38,000 units

(2) Issue price: ¥852,600 per unit

(3) Total issue price: ¥66,502,800,000

(4) Issue value: ¥823,890 per unit

(5) Total issue value: ¥64,263,420,000

(6) Subscription period for the domestic offering:
From September 13, 2006 (Wednesday) to September 15, 2005 (Friday)

(7) Date of payment: September 21, 2005 (Thursday)

2. Regarding Offer for Sale of Investment Units (offer by over-allotment)

(1) Number of investment units to be offered for sale: 6,000 units

(2) Sale Price: ¥852,600 per unit

(3) Total Sale Price: ¥5,115,600,000

(4) Subscription Period: From September 13, 2006 (Wednesday) to September 15, 2006 (Friday)

(5) Date of delivery: September 22, 2006 (Friday)

3. Issuance of New Investment Units by Allotment to Third Party
(Allotment to third parties in connection with the offer by over-allotment stated in Section 2 above.)

(1) Number of New Investment Units to be Issued: 6,000 units

(2) Issue Value: ¥823,890 per unit

(3) Total Issue Value: ¥4,943,340,000

(4) Subscription Period: September 26 (Tuesday)

(5) Date of payment: September 27 (Wednesday)

(6) Third Party to be Allotted: Nikko Citygroup Limited
Number of Units for Allotment: 6,000 units

4. Changes in Number of Investment Securities in Issue as a Result of this Issue
(Omitted)

5. Use of Proceeds
(Omitted)

- End -

[Translation]

September 22, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Issuance of New Investment Units by Allotment to Third Party

We hereby inform you that in connection with the issuance of new investment units by allotment to third party which was resolved at the meetings of the Board of Directors of the Investment Corporation held on August 29, 2006 and on September 12, 2006, the allottee has delivered a notice that it would exercise its rights of purchasing 6,000 investments units, which the Investment Corporation had entitled (Green shoe option).

[Reference]
Outline of Issuance of New Investment Units by Allotment to Third Party:

(1)	Number of New Investment Units to be Issued:	6,000 units
(2)	Issue Value:	¥823,890 per unit
(3)	Total Issue Value:	¥4,943,340,000
(4)	Subscription Period:	September 26 (Tuesday)
(5)	Date of payment:	September 27, 2006 (Wednesday)
(6)	Third Party to be Allocated:	Nikko Citygroup Limited

-End-

[Translation]

September 27, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on December 21, 2005 , June 21, 2006, July 26, 2006 and on August 31, 2006.

① Unsecured short-term borrowing (¥3,000 million)

Interest rate:

From September 30, 2006 to December 21, 2006: 0.68297% per annum

② Unsecured short-term borrowing (¥2,200 million)

Interest rate:

From September 30, 2006 to December 21, 2006: 0.71297% per annum

③ Unsecured short-term borrowing (¥4,000 million)

Interest rate:

From September 30, 2006 to December 29, 2006: 0.76000% per annum

④ Unsecured short-term borrowing (¥15,570 million)

Interest rate:

From September 30, 2006 to December 29, 2006: 0.76000% per annum

Interest rate from December 29, 2006 onward has not been determined yet (scheduled to be determined on December 27).

- End -

[Translation]

September 28, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of "Kawaramachi OPA".

2. Description of the borrowing:
(1) Parties from which the borrowing is made:
Sumitomo Mitsui Banking Corporation
(2) Amount to be borrowed:
¥1,700 million
(3) Interest rate: 0.71000%
(From September 29, 2006 to December 29, 2006)
The interest rate from December 29, 2006 onward has not been determined yet. It is scheduled to be determined on December 27, 2006.

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day of December 2006, March 2007, June 2007, and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(7) Date of borrowing:

September 29, 2006

(8) Final date of repayment of principal:

September 29, 2007

- End -

[Translation]

September 28, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Inquiries:
Shunichi Minami,
Executive Officer
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (ownership right of land and buildings)
(Trustee: The Chuo Mitsui Trust and Banking Co., Ltd.)

(2) Name of the property: Kawaramachi OPA

(3) Acquisition price: ¥ 18,500 million

(4) Acquisition date: September 29, 2006 (execution of transfer agreement)
September 29, 2006 (scheduled acquisition)

(5) Party from which the property will be acquired:
Taisei Corporation

(6) Funds for the acquisition: Own capital and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in

accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Osaka and Nagoya and surrounding cities, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of mediation

The transaction has been conducted through the mediation of Mitsubishi Corporation, an interested party. The real estate brokerage fee for the transaction is 370 million yen.

5. Outline of party from which the property will be acquired:

(1) Name: Taisei Corporation

(2) Location of head office: 25-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

(3) Representative: Kanji Hayama, President and Representative Director

(4) Capital: ¥112,448 million

(5) Main business activities: Construction business, development business, etc.

(6) Relationship with Investment Corporation: none

6. Future Prospects:

This acquisition will have no significant impact on our management conditions for the accounting period ending in February 2007.

- End -

[Translation]

October 11, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Revisions of Expected Dividends for the Period Ending in August, 2006

We hereby inform you that we will revise as below the expected dividends per unit for the period ending in August, 2006 (from March 1, 2006 to August 31, 2006) which was publicly announced on August 29, 2006 in our Notice of Revisions of Expected Management Conditions for the Periods Ending in August, 2006 and February, 2007.

1. Revisions of the expected dividends for the period ending in August, 2006 (from March 1, 2006 to August 31, 2006)

	Dividends per unit (excluding dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥15,788	¥-

Estimate as revised (B)	¥16,909	¥-
Cf. Actual dividends per unit for the previous period	¥15,851	¥-

Note 1: The number of outstanding investment units as at the end of the period is 302,502 units.

Note 2: Any fractions less than the indicated unit are discarded.

2. Reasons for the revisions:

We will revise our expected dividends per unit at this point in time because the overview of the management conditions for the period ending in August, 2006 have become clear, and it is expected that there will be a deviation of 5% or more from the most recent Expected Dividends per unit for the Period Ending in August, 2006, which was publicly announced on August 29, 2006.

Note:

The above is a statement of the management conditions expected as at this point in time, and the actual dividends may change. These expectations do not guarantee the amount of such dividends.

-End-

[Translation]

October 16, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Reorganization and Change in Personnel in the Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an investment trust management company to which we entrust the management of our assets will set up a new department and change in personnel as below.

1. Reorganization

It will set up a Corporate Information and Risk Management Department on October 16, 2006.

2. Change in Personnel (Dated October 16, 2006)

Title: Chief of Corporate Information and Risk Management Department
Name: Hiroshi Sugizaki

This personnel will be filed with the Commissioner of Financial Services Agency as an important employee in accordance with the provisions of the Law Concerning to the Investment Trust and Investment Company.

- End -

[Translation]

October 16, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice Regarding Amendments to Articles of Association, and the Election of Officers and Independent Auditor

As set forth in the public notice in the Nihon Keizai Shimbun dated September 21, 2006, the Investment Corporation is scheduled to hold the 5th General Meeting of Investors on November 22, 2006. This is a notice of the resolution made as follows at the board meeting held on October 16, 2006 regarding amendments to the articles of association, and the election of officers and an independent auditor.

The following items will become effective after they are approved at the Investment Corporation's 5th General Meeting of Investors to be held on November 22, 2006.

1. On the Details of and Reason for the Amendments to the Articles of Association

(1) Due to the enforcement of the Corporation Law in May 2006, and the incidental development and revision of laws and ordinances relating to the Investment Corporation such as the Law Concerning Investment Trusts and Investment Corporations, we will amend Articles 4, 5, 8, 9, 10, 21, 28, 34, 35, 36, 39, 40, 44 and 48 in order to conform the terms and expressions used in the Investment Corporation's Articles of Association

with those of the relevant laws and ordinances.

(2) Due to the relaxation of the limitation of holding of the managed assets which are the assets other than real estate resulting from changes to the listing regulations of the Tokyo Stock Exchange, we will amend Article 12 and Article 13 to enable making investments in the assets which are deemed to be necessary or favorable in terms of the Investment Corporation's investment policy.

(3) In order to provide specific investment standards and enable a mobile response as necessary in the event of any future revision of regulations concerning investments in real estate located outside of Japan and assets backed by such real estate when the revision of investment restrictions and relaxation or lifting of investment restrictions, we will delete Article 15.2, which prohibits investment in foreign real estate.

(4) The revised Law Concerning Investment Trusts and Investment Corporations allows issuance of short-term investment corporation bonds at the late stage, we will amend Articles 21 and 23, and add paragraph 2 of the Supplementary Provisions in order to satisfy the requirements for issuing short-term investment corporation bonds prescribed by the revised law, to enable mobile and efficient fund raising as required by the Investment Corporation.

(5) We will amend Article 31 in order to enable adjustment of the amount of remuneration payable to the Supervisory Directors to an appropriate level, in response to the current environment where the roles, activities and responsibilities of the Supervisory Director via the Board of Directors continue to increase.

(6) We will amend Article 41 to make an express provision in the Articles of Association of the Investment Corporation for reducing the period between the General Meetings of Investors.

(7) We will add paragraph 1 of the Supplementary Provisions to provide that the term of office of the new officers to be elected at the 5th Ordinary General Meeting of Investors shall be two years from December 1, 2006.

(Please refer to the attached Notice of Convocation of the 5th Ordinary General Meeting of Investors for the details of the amendments of the Articles of Association)

2. On the Re-election of Officers

Executive Director, Yuichi Hiromoto, and Supervisory Directors, Shuichi Namba and Masayoshi Satoh, have submitted their resignation notice to resign as of November 30, 2006; the agenda on the appointment of one Executive Director and two Supervisory Directors will be submitted at the 5th Ordinary General Meeting of Investors of the Investment Corporation to be held on November 22, 2006.

(Please refer to the attached Notice of Convocation of the 5th Ordinary General Meeting of Investors for the details of the election of officers)

3. Election of Independent Auditor

We were notified by our independent auditor, Chuo Aoyama PricewaterhouseCoopers (currently MISUZU Audit Corporation), that it would resign from office as of August 21, 2006. In order to avoid a vacancy in the office of the independent auditor, a board meeting was held on that same date, and PricewaterhouseCoopers Arata was elected to serve as temporary independent auditor until the 5th Ordinary General Meeting of Investors of the Investment Corporation. The agenda on the appointment of an independent auditor will be submitted at the 5th Ordinary General Meeting of Investors of the Investment Corporation.
(Please refer to the attached Notice of Convocation of the 5th Ordinary General Meeting of Investors for the details of the election of the independent auditor)

4. Schedule for the Ordinary General Meeting of Investors

October 16, 2006	The board's approval given on the agenda for the Ordinary General Meeting of Investors
November 7, 2006	Dispatch of the Notice of Convocation of the Ordinary General Meeting of Investors (scheduled)
November 22, 2006	Ordinary General Meeting of Investors (scheduled)

- End -

Attached document
Notice of Convocation for the 5th Ordinary General Meeting of Investors

November 7, 2006

Japan Retail Fund Investment Corporation
Tokyo Building
7-3, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6420
Yuichi Hiromoto, Executive Director

Notice of Convocation for the 5th Ordinary General Meeting of Investors

You are cordially invited to attend the 5th Ordinary General Meeting of Investors of the Investment Corporation, which will be held as described below:

[Translation omitted]

3. Meeting Agenda:
   Items to be Resolved:
   Agenda Item 1: Partial amendment to the Articles of Association
   The outline of this agenda item is as set forth in the Reference Document for the Exercise of Voting Rights (pages 3 to 9) attached hereafter.
   Agenda Item 2 Election of one Executive Director and two Supervisory Directors
   Agenda Item 3 Election of an Independent Auditor

-End-

[Translation omitted]

Reference Document for the Exercise of Voting Rights

1. **Total number of investment units held by investors with voting rights:** 302,502 units

   (The total number of investment units held by investors with voting rights is 302,502 units in each of the Agenda Items 1, 2 and 3 below.

2. **Outline of agenda and reference matters**

Agenda Item 1 Partial amendment to the Articles of Association

1. Outline of agenda and reasons for amendment

(1) Due to the enforcement of the Corporation Law in May 2006, and the incidental development and revision of laws and ordinances relating to the Investment Corporation such as the Law Concerning Investment Trusts and Investment Corporations, we will amend Articles 4, 5, 8, 9, 10, 21, 28, 34, 35, 36, 39, 40, 44 and 48 in order to conform the terms and expressions used in the Investment Corporation's Articles of Association with those of the relevant laws and ordinances.

(2) Due to the relaxation of the limitation of holding of the managed assets which are the assets other than real estate resulting from changes to the listing regulations of the Tokyo Stock Exchange, we will amend Article 12 and Article 13 to enable making investments in the assets which are deemed to be necessary or favorable in terms of the Investment Corporation's investment policy.

(3) In order to provide specific investment standards and enable a mobile response as necessary in the event of any future revision of regulations concerning investments in real estate located outside of Japan and assets backed by such real estate when the revision of investment restrictions and relaxation or lifting of investment restrictions, we will delete Article 15.2, which prohibits investment in foreign real estate.

(4) The revised Law Concerning Investment Trusts and Investment Corporations allows issuance of short-term investment corporation bonds at the late stage, we will amend Articles 21 and 23, and add paragraph 2 of the Supplementary Provisions in order to satisfy the requirements for issuing short-term investment corporation bonds prescribed by the revised law, to enable mobile and efficient fund raising as required by the Investment Corporation.

(5) We will amend Article 31 in order to enable adjustment of the amount of remuneration payable to the Supervisory Directors to an appropriate level, in response to the current environment where the roles, activities and responsibilities of the Supervisory Director via the Board of Directors continue to increase.

(6) We will amend Article 41 to make an express provision in the Articles of Association of

the Investment Corporation for reducing the period between the General Meetings of Investors.

(7) We will add paragraph 1 of the Supplementary Provisions to provide that the term of office of the new officers to be elected at the 5th Ordinary General Meeting of Investors shall be two years from December 1, 2006.

2. Details of amendment

[Translation omitted]

Agenda Item 2 Election of one Executive Director and two Supervisory Directors

[Translation omitted]

The candidate for Executive Director is as follows.

Candidate Number	Name (Date of birth)	Brief History	Number of Investment Units Owned by Candidate
1	Yorishige Kondo (June 18, 1949)	[Translation omitted]	0 units

The candidates for Supervisory Director are as follows.

Candidate Number	Name (Date of birth)	Brief History	Number of Investment Units Owned by Candidate
2	Shuichi Namba (December 18, 1957)	[Translation omitted]	0 units
3	Masayoshi Satoh (August 22, 1951)	[Translation omitted]	0 units

Agenda Item 3 Election of Independent Auditor

[Translation omitted]

The candidate for Independent Auditor is as follows.

Name	PricewaterhouseCoopers Aarata
Office Location	Sumitomo Fudosan Twin Building, East Tower 2-8, Shibaura 4-chome, Minato-ku, Tokyo
Date of Incorporation	June 1, 2006

-End-

[Translation is omitted hereafter.]

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Accounting Period Ending in August 2005
(From March 1, 2006 to August 31, 2006)

October 16, 2006

Name of Issuer of Real Estate Investment Trust: Japan Retail Fund Investment Corporation
Listed Securities Exchange: Tokyo Stock Exchange
Code Number: 8953 (URL http://www.jrf-reit.com)
Location of Head Office: Tokyo
Reference: (Asset Manager) Mitsubishi Corp.- UBS Realty Inc.
Responsible Person: Shunichi Minami
Name of Office: Executive Officer
TEL:03-3511-1692

Date of Board Meeting for Settlement of Accounts: October 16, 2006
Commencement Date of Payment of Dividends: November 20, 2006 (Scheduled)

1. State of Operation and Assets for the Period Ending August 2006 (March 1, 2006 ~ August 31, 2006):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2006	14,998	15.0	6,003	13.5	5,120	6.7	5,114	6.7
Period Ending February 2006	13,046	6.7	5,290	6.4	4,796	9.1	4,795	9.1

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending August 2006	¥16,908	2.7%	(5.4)%	1.4%	(2.8)%	34.1%
Period Ending February 2006	¥15,851	2.7%	(5.5)%	1.5%	(3.0)%	36.8%

(Note) 1. The accounting period ending February 2006 is from September 1, 2005 to February 28, 2006 for 181 days and the accounting period ending August 2006 is from March 1, 2006 to August 31, 2006 for 184 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there

was an additional issue during the accounting period ending February 2006, the current income per unit for the accounting period ending February 2006 was calculated by weighted average (302,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning September1, 2005). The number of investment units issued and outstanding as of the end of the period ending February 2006 is 302,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable.

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending August 2006	¥16,909	¥5,115	¥0	¥-	100.0%	2.7%
Period Ending February 2006	¥15,851	¥4,794	¥0	¥-	99.9%	2.6%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)		(yen)
Period Ending August 2006	394,376	186,672	47.3%	617,095
Period Ending February 2006	339,844	186,352	54.8%	616,037

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending August 2006: 302,502 units
For the period ending February 2006: 302,502 units

2. Estimated State of Operation for the Period Ending February 2007 (September 1, 2006 ~ February 28, 2007) and for the Period Ending August 2007 (March 1, 2007 ~ August 31, 2007):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending February 2007	16,680	6,204	6,196	16,030	0
Period Ending August 2007	17,556	5,815	5,807	15,025	0

(Reference) Estimated current income per unit:
For the period ending February 2007: 16,030 yen
For the period ending August 2007: 15,025 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the Investment Corporation

The name and related business of the major related corporations of the Investment Corporation are as described below:

(1) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the Investment Corporation, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of the Investment Corporation and with investment objects and policy of assets as stipulated therein.

(2) The Mitsubishi UFJ Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the Investment Corporation, it provides as general administrator under the Investment Trust Law of Japan (i) business concerning registration of transfer of investment units issued by the Investment Corporation, (ii) business concerning issuance of such units, (iii) business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) business concerning accounting, (v) business concerning payment of monies as dividends to investors, (vi) business concerning request on exercise of rights from investors to the Investment Corporation and the business concerning acceptance of other offers by investors, (vii) business concerning preparation of accounting book and (viii) business concerning tax payment.

In addition, based on entrust from the Investment Corporation, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the Investment Corporation.

(3) The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("the general administrator concerning investment corporation bonds")

As general administrator concerning investment corporation bonds, it provides (i) business concerning issue of certificates of investment corporation bonds and business during the period, (ii) business concerning registration of transfer of investment corporation bonds, (iii) business concerning payment of principle and interest of investment corporation bonds, (iv) business concerning acceptance of other offers by the creditors of the Investment Corporation.

(4) Pricewaterhouse Coopers ("the general administrator concerning tax service)

Subject to the mandate from the Investment Corporation, it provides business concerning tax service as general administrator concerning tax service under the tax service agreement. However, it does not include business concerning tax payment itself.

2. Management Policy and Results of Operation

(1) Management Policy:

As for the management policy, the Investment Corporation basically seeks to build an optimum portfolio consisting of "income-type properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was the first investment corporation in Japan, specializing in operating the real estate of commercial facilities, and seeking to secure, in the medium to long term, stable income and steady increase in the value of our property, to be listed on the Tokyo Stock Exchange (code: 8953). After being listed, the Investment Corporation acquired properties steadily and continues the growth.

Since the Investment Corporation acquired 4 properties and commenced actual operations during the First Period immediately after its listing, the Investment Corporation acquired 6 properties in its Third Period, 6 properties in its Fourth Period, 4 properties in its Fifth Period, and as of the end of the Fifth Period (August 31, 2004), achieved its initial goal of realizing a total asset value of 200 billion yen within 3 years from listing 6 months earlier than planned. Furthermore, the Investment Corporation acquired 4 properties in its Sixth Period, 8 properties in its Seventh Period, 2 properties in the Eighth Period, 3 properties in its Ninth Period, and as of the end of the Ninth Period (August 31, 2006), the Investment Corporation has come to operate a total of 37 properties (total asset value of 394.3 billion yen).

ii. Results of Operation:

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as "suburban shopping centers" and "roadside stores", that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to grow thecash flows and property value of through turnover of tenants and increasing the assets' capacity.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio and achieve firm and consecutive external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, Kintetsu department stores, and Bic Camera, and occupancy rate

is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, executing long-term lease agreements with respect to properties in good locations in the city and properties with good tenants in the suburbs—the Investment Corporation has acquired this period: Higashi-Totsuka Aurora City, an urban multi-tenant property, Omiya SATY and Loc City Ogaki, both urban single-tenant properties.

Since last accounting period, the Investment Corporation owns growth-type properties: Hakata Riverain / eeny meeny miny mo; Abiko Shopping Plaza; Nara Family; Wonder City, and Kyoto Family. . As for growth-type properties, the Investment Corporation has been seeking ,during this accounting period as well, a change in tenants and carrying out promotional work to maximize the potential value of these commercial facilities.

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the Investment Corporation maintained the debt ratio and hedged the risk against rising interest rates in the future by effective utilization of tenant leaseholds and security deposits (as of the end of the 9th period, the outstanding amount is ¥71.5 billion) and issuance of investment corporation bonds, and tried to ensure financial stabilization and flexibility.

The outstanding amount of debt loans as of the end of this period is ¥87 billion; the breakdown is approximately ¥82 billion outstanding amount of short-term loans, and approximately ¥5 billion outstanding amount of long-term loans. Also, subject to the comprehensive resolution dated January 11, 2005 regarding the issuance of domestic unsecured investment corporation bonds, the Investment Corporation has issued investment corporation bonds (10years, 10billion yen) by the third public offering during the eighth accounting period. This made the outstanding amount of investment corporation bonds ¥45 billion together with the first and second bond.

② Equity Finance

In September 2006, the Investment Corporation conducted the issuance of new investment units on the largest scale since its incorporation, and has conducted 6 equity offerings in the past (5 of which were global offerings) including the initial public offering upon its listing, which is the largest number among the listed real estate investment corporations.

Furthermore, for the first time as a listed real estate investment corporation, the Investment Corporation filed a Shelf Registration Statement on August 26, 2005 with the Director General of the Kanto Local Finance Bureau and registered the issuance for the offering of investment units totaling 100 billion yen in order to ensure flexible financing through issuance of investment units. As of the date hereof, the total amount of capital of investors is 250.7 billion yen, and the total number of units issued and outstanding is 368,502 units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed of total operating income of 14,998 million yen, operating profit of 6,003 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 5,120 million yen as well as current income of 5,114 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 16,909 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the Tenth Period (September 1, 2006 ~ February 28, 2006), the Investment Corporation estimates an operating income of 16,680 million yen, ordinary profit of 6,204 million yen, current income of 6,196 million and dividend per unit of 16,030 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Tenth Period (September 1, 2006 ~ February 28, 2007) and for the Eleventh Period (March 1, 2007 ~ August 31, 2007)" as described in page 6.

Also, concerning the state of operation for the Eleventh Period (March 1, 2007 ~ August 31, 2007), based upon the "Preconditions of Forecasts of State of Operation for the Tenth Period (September 1, 2006 ~ February 28, 2007) and for the Eleventh Period (March 1, 2007 ~ August 31, 2007)" as described in page 6, the Investment Corporation estimates operating income of 17,556 million yen, ordinary profit of 5,815 million yen, current income of 5,807 million and dividend per unit of 15,025 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Tenth Term (September 1, 2006 ~ February 28, 2006)" and for the Eleventh Period (March 1, 2007 ~ August 31, 2007)

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of August 31, 2006)		Previous Period (As of February 28, 2006)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	6,021,809		14,053,581		△8,031,772	
Trust cash and trust deposit *1	9,409,239		9,747,804		△338,565	
Rental receivables	621,009		610,094		10,915	
Consumption tax refundable	991,244		23,018		968,226	
Other current assets	486,471		358,273		128,197	
Total current assets	17,529,774	4.5	24,792,773	7.3	△7,262,998	△29.3
II. Non-current assets: *1						
1. Property and equipment:						
Trust buildings	145,775,020		117,886,080		27,888,940	
Accumulated depreciation	11,709,938		9,102,505		2,607,432	
Trust building improvements	6,630,108		6,165,914		464,193	
Accumulated depreciation	866,682		695,187		171,495	
Trust machinery and equipment	604,211		405,927		198,284	
Accumulated depreciation	82,427		59,487		22,939	
Trust industrial tool and material	1,380,288		1,210,145		170,142	
Accumulated depreciation	337,787		264,624		73,162	
Trust land	224,234,151		188,740,076		35,494,074	
Total property and equipment	365,626,944	92.7	304,286,339	89.5	61,340,605	20.2
2. Intangible fixed assets:						
Trust leasehold interest	6,672,795		6,103,876		568,918	
Trust and other intangible fixed assets	170,766		158,502		12,264	
Total intangible fixed assets	6,843,562	1.7	6,262,379	1.9	581,183	9.3
3. Investments, etc.:						
Tenant leasehold and security deposits	3,103,725		3,101,459		2,266	
Investment securities	814,416		839,910		△25,493	
Long-term prepaid expenses	130,903		135,948		△5,044	
Deferred losses from hedge transactions	-		33,229		△33,229	
Other investments and assets	227,654		240,032		△12,377	
Total investments and assets	4,276,700	1.1	4,350,579	1.3	△73,878	△1.7
Total non-current assets	376,747,207	95.5	314,899,297	92.7	61,847,909	19.6
Deferred assets:						
Organization costs	-		13,924		△13,924	
Issue costs of Investment Corporation Bonds	99,108		138,705		△39,597	
Total deferred assets	99,108	0.0	152,629	0.0	△53,521	△35.1
Total Assets	394,376,091	100.00	339,844,700	100.0	54,531,390	16.0

Subjects \ Period	This Period (As of August 31, 2006)		Previous Period (As of February 28, 2006)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	761,172		821,214		△60,042	
Short-term debt *2	82,070,000		25,000,000		57,070,000	
Accounts payable	159,279		11,259		148,020	
Accrued expenses	842,573		666,122		176,450	
Income tax payable, etc.	5,665		605		5,060	
Rent received in advance	1,341,128		1,011,514		329,613	
Deposit received	1,004,844		888,087		116,757	
Tenant leasehold and security d eposits scheduled to be returne d within one year *1	4,515,058		4,466,738		48,320	
Other current liabilities	18,393		33,655		△15,262	
Total current liabilities	90,718,115	23.0	32,899,197	9.7	57,818,917	175.7
II. Non-current liabilities						
Investment Corporation Bonds	45,000,000		45,000,000		-	
Long-term debt *1	5,000,000		14,170,000		△9,170,000	
Tenant leasehold and security deposits*1	66,985,271		61,389,578		5,595,693	
Debt from derivatives	-		33,229		△33,229	
Total non-current liabilities	116,985,271	29.7	120,592,808	35.5	△3,607,536	△3.0
Total Liabilities	207,703,387	52.7	153,492,005	45.2	54,211,381	35.3
Net Assets						
I. Equity of Investors						
1. Unitholders' equity						
Unitholders' equity	181,557,646	46.0	-	-	-	-
2. Retained Earnings						
Unappropriated retained earnings at the end of the period	5,115,057		-		-	
Total Capital of Investors	186,672,703	47.3	-	-	-	-
Total Net Assets	186,672,703	47.3	-	-	-	-
Total Liabilities and Net Assets	394,376,091	100.0	-	-	-	-
UNITHOLDERS' EQUITY						
I. Unitholders' equity: *3						
Unitholders' equity	-	-	181,557,646	53.4		-
II. Retained earnings:						
Retained earnings at the end of the period	-		4,795,048		320,008	
Total retained earnings	-	-	4,795,048	1.4	320,008	6.7
Total Unitholders' Equity	-	-	186,352,695	54.8	320,008	0.2
Total Liabilities and Unitholders' Equity	-	-	339,844,700	100.0	54,531,390	16.0

B. Statement of Income

Subjects \ Period	This Period For the Period from March 1, 2005 to August 31, 2006		Previous Period For the Period from September 1, 2005 to February 28, 2006		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
I. Operating Income or Loss						
1. Operating revenues:	14,998,542	100.0	13,046,876	100.0	1,951,666	15.0
Rental revenues *1	14,998,542		13,046,876		1,951,666	
2. Operating expenses:	8,995,260	60.0	7,756,747	59.5	1,238,512	16.0
Property-related expenses *1	7,519,782		6,496,441		1,023,340	
Loss on sale of real estate, etc. *2	-		16,245		△16,245	
Other operaion fees						
Loss on silent partnership	25,493		9,310		16,183	
Asset management fees *3	1,186,755		970,025		216,730	
Compensation of Officers	3,355		3,349		5	
Custodian fees	58,930		53,429		5,500	
General administration fees	109,525		107,834		1,691	
Others	91,417		100,111		△8,693	
Operating income	6,003,281	40.0	5,290,128	40.5	713,153	13.5
II. Non-operating Income or Loss						
1. Non-operating revenues:	2,167	0.0	9,267	0.1	△7,099	△76.6
Interest received	1,117		68		1,049	
Other non-operating Income or Loss	1,049		9,198		△8,149	
2. Non-operating expenses:	885,213	5.9	502,441	3.9	382,771	76.2
Interest expense	285,773		162,341		123,432	
Interest expenses of Investment Corporation Bonds	308,340		205,099		103,241	
Amortization of issue costs of Investment Corporation Bonds	39,597		39,597		-	
Loan-related costs	57,966		35,193		22,773	
Cost of delivery of new investment units	146,007		-		146,007	
Cost of issuance of new investment units	-		32,992		△32,992	
Amortization of organization costs	13,924		13,924		-	
Other non-operating expenses	33,603		13,294		20,308	
Ordinary income	5,120,235	34.1	4,796,953	36.8	323,281	6.7
Income before income taxes	5,120,235	34.1	4,796,953	36.8	323,281	6.7
Income taxes, Inhabitant taxes, and Enterprise taxes	5,665		1,948		3,717	
Adjustment of income taxes, etc.	△398		-		△398	
Net income	5,114,968	34.1	4,795,005	36.8	319,962	6.7
Retaining earnings at the beginning of the period	89		43		46	
Retained earnings at the end of the period	5,115,057		4,795,048		320,008	

C. Statement of Changes in Equity of Investors

This Period (From March 1, 2006 to August 31, 2006)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	181,557,646	4,795,048	186,352,695	186,352,695
Changes in amount Dividends of retained earnings	-	△4,794,959	△4,794,959	△4,794,959
Net income for this period	-	5,114,968	5,114,968	5,114,968
Total Changes in amount this period	-	320,008	320,008	320,008
Outstanding amount of the end of the period	181,557,646	5,115,057	186,672,703	186,672,703

(Note) A Statement of Changes in Equity of Investors was made from this period, according to "Regulations regarding Accounting of the Investment Corporation". (Cabinet Office Regulations No. 47 dated April 20, 2006)

D. Statement of Cash Distribution:

(yen)

Period / Subjects	This Period (From March 1, 2006 to August 31, 2006)	Previous Period (From September 1, 2005 to February 28, 2006)
I Retained earnings at end of period	5,115,057,824	4,795,048,906
II Dividends (Dividends per unit)	5,115,006,318 (16,909)	4,794,959,202 (15,851)
III Retained earnings brought forward to the next period	51,506	89,704

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 5,115,006,318 yen for this period (4,794,959,202 yen for the previous period) representing all of the retained earnings at the end of

current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

E. Statement of Cash Flow

Subjects \ Period	For the Period from March 1, 2006 to August 31, 2006	For the Previous Period from September 1, 2005 to February 28, 2006	Subjects \ Period	For the Period from March 1, 2006 to August 31, 2006	For the Previous Period from September 1, 2005 to February 28, 2006
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	5,120,235	4,796,953	Payment for acquisition of property and equipment trust	△64,278,368	△18,819,666
Depreciation	2,894,630	2,472,272	Revenue from sale of property and equipment trust	-	1,163,550
Amortization of organization costs	13,924	13,924	Payment for deposited tenant leasehold and security deposits	△1,306,571	△3,292,064
Amortization of issue costs of Investment Corporation Bonds	39,597	39,597	Revenue from deposited tenant leasehold and security deposits	6,950,585	2,091,936
Loss on sale of real estate	-	16,245	Purchases of intangible property and equipment	△592,960	△1,561,383
Loss on retirement of fixed assets	54,909	16,450	Payment for depositing tenant leasehold and security deposits	△10,050	△531,118
Other operational costs	25,493	9,310	Revenue from depositing tenant leasehold and security deposits	7,783	230,969
Interest received	△1,117	△68	Revenue from decrease of other investments and assets	-	△33,968
Interest expense	594,114	367,440	Purchases of other	12,377	-

			investments and assets		
Increase or Decrease of rental receivables	△10,915	△64,770	Net cash used in investing activities	△59,217,204	△20,751,744
Increase or Decrease of consumption tax refundable	968,226	734,148	III Cash Flows from Financing Activities:		
Increase or Decrease of long-term prepaid expenses	5,044	△1,201	Proceeds from short-term debt	75,570,000	18,200,000
Increase or Decrease of operating accounts payable	△60,042	55,333	Payment for short-term debt	△18,500,000	△19,060,000
Increase or Decrease of accounts payable	149,530	△55,328	Payment for long-term debt	△9,170,000	-
Increase or Decrease of accrued unpaid expenses	107,425	72,194	Proceeds from issuance of investment corporation bonds	-	9,940,257
Increase or Decrease of advance received	329,613	3,536	Proceeds from issuance of investment units	-	19,109,550
Increase or Decrease of deposit received	116,757	150,872	Payment of dividends	△4,796,469	△4,396,213
Others	△143,061	92,894	Net cash provided by financing activities	43,103,530	23,793,593
Sub-total	8,267,911	8,719,806	IV Net Change in Cash and Cash Equivalents	△8,370,338	11,380,140
Interest received	1,117	68	V Cash and Cash Equivalents at the Beginning of the Period	23,801,386	12,421,246
Payment of interest	△525,089	△379,312	VI Cash and Cash Equivalents at the End of the Period	15,431,048	23,801,386
Payment of corporate tax	△605	△2,270			

Net cash provided by operating activities	7,743,335	8,338,291

F. Table of Explanatory Notes
(Omitted)

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public offering for capital increase	23,000	302,502	19,109	181,557	Note 8

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds and refund short-term debts for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

4. Changes in Officers
Not applicable.

5. Reference Information

(1) Property Portfolio of the Investment Corporation

Classification of Assets	Region	This Period (as of August 31, 2006)		Previous Period (as of February 28, 2006)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	194,260	49.3	136,283	40.1
	Osaka and Nagoya metropolitan area	116,342	29.5	111,852	32.9
	Other metropolitan areas	61,865	15.7	62,411	18.4
	Sub-total	372,469	94.5	310,547	91.4
Equity in silent partnership		814	0.2	839	0.2
Deposit and other assets		21,092	5.3	28,457	8.4
Total Assets		394,376	100.0	339,844	100.0

Note: Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Outline of trust real property

As of August 31, 2006, the principal real property held by the Investment Corporation is as listed below:

Name of Real Estate, etc.	Net Book Value (million yen)	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
			(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,764	1	46,248.96	46,248.96	100.0	3.1	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,578	1	56,891.15	56,891.15	100.0	2.3	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,799	1	13,666.96	13,666.96	100.0	2.7	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	7,919	1	63,652.33	63,652.33	100.0	1.8	Commercial facilities
8953 Hakata Reverain (trust beneficiary interests)	12,616	1	25,742,72	24,387.29	94.7	7.3	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,195	1	50,437.91	50,437.91	100.0	2.2	Commercial facilities
Minami Aoyama 8953 Building (trust beneficiary interests)	5,367	1	1,540.98	1,540.98	100.0	1.1	Commercial facilities
Nara Family (trust	31,629	1	85,224.76	85,160.83	99.9	14.8	Commercial

beneficiary interests)							facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,723	1	42,642.36	42,642.36	100.0	4.7	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,613	1	21,581.65	21,581.65	100.0	0.5	Commercial facilities
Ito-Yokado, Kamifukuoka Higashi (trust beneficiary interests)	6,778	1	28,316.18	28,316.18	100.0	1.7	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	12,907	1	73,438.52	73,438.52	100.0	3.0	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,264	1	574.46	574.46	100.0	0.4	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,773	1	1,477.62	1,477.62	100.0	0.6	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,497	1	100,457.69	100,457.69	100.0	2.5	Commercial facilities
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,335	1	109,616.72	109,616.72	100.0	3.2	Commercial facilities
Aeon Sapporo Naebo Shopping Center (trust beneficiary interests)	8,807	1	74,625.52	74,625.52	100.0	2.5	Commercial facilities
Site of	14,901	2	1,768.78	1,768.78	100.0	1.3	Commerci

Esquisse Omotesando (trust beneficiary interests)							al facilities
Esquisse Omotesando Annex (trust beneficiary interests)	890	1	540.78	540.78	100.0	0.2	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,103	1	16,549.50	16,549.50	100.0	1.2	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,185	1	20,983.43	20,983.43	100.0	2.6	Commercial facilities
Itabashi SATY (trust beneficiary interests)	12,546	1	72,253.88	72,253.88	100.0	4.3	Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,007	1	492.69	492.69	100.0	0.2	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	17,002	1	85,226.68	85,226.68	100.0	3.7	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	5,918	1	19,070.88	19,070.88	100.0	1.7	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,328	1	93,258.23	93,258.23	100.0	2.1	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,604	1	77,267.23	77,267.23	100.0	2.7	Commercial facilities
8953 Jiyugaoka Building (trust	2,699	2	1,814.10	1,814.10	100.0	0.6	Commercial facilities

beneficiary interests)							
Wonder City (trust beneficiary interests)	16,409	1	72,109.77	72,109.77	100.0	4.3	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	3,934	1	63,778.44	63,778.44	100.0	1.1	Commercial facilities
JUSCO City Naha (trust beneficiary 1interests)	11,014	1	79,090.48	79,090.48	100.0	2.6	Commercial facilities
Cheers Ginza (trust beneficiary 1interests)	4,216	1	1,686.58	1,686.58	100.0	0.7	Commercial facilities
JUSCO City Nishi-Otsu (trust beneficiary 1interests)	13,558	1	62,717.26	62,717.26	100.0	2.5	Commercial facilities
Kyoto Family (trust beneficiary 1interests)	5,599	1	25,603.95	25,554.00	99.8	4.5	Commercial facilities
Higashi-Totsuka Aurora City (trust beneficiary 1interests)	52,499	1	152,473.76	152,473.76	100.0	8.4	Commercial facilities
Omiya SATY (trust beneficiary 1interests)	6,410	1	75,344.90	75,344.90	100.0	0.5	Commercial facilities
Loc City Ogaki (trust beneficiary 1interests)	5,114	1	57,500.35	57,500.35	100.0	0.4	Commercial facilities
Total	372,469	39	1,775,668.16	1,774,198.85	99.9	100.0	Commercial facilities

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property

used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Regarding the leaseable area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).

Regarding the leased area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 5 Other than above, the Investment Company holds an equity in silent partnership that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.

Name of property: Diamond City Leafa
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

As of August 31, 2006, the commercial facilities held by the Investment Corporation (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area (Note 3)	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	12,600	9,764
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	11,800	9,578
8953 Osaka Shinsaibashi Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	15,000	13,799
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,710	7,919
8953 Hakata Reverain	3-1 Simo-kawabata Hakata-ku, Fukuoka-City, Fukuoka	Real estate trust beneficiary interests	25,742.72	13,200	12,616
Ito-Yokado Narumi	3-232 Urasato Midori-ku, Nagoya-City, Aichi	Real estate trust beneficiary interests	50,437.91	9,410	8,195
8953 Minami Aoyama Building	8-5 Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,540.98	6,240	5,367
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	Real estate trust beneficiary interests	85,224.76	35,100	31,629
Abiko Shopping Plaza	142-1 Abiko-aza-kita-iizuka Abiko City, Chiba	Real estate trust beneficiary interests	42,642.36	13,800	10,723
Ito-Yokado Yabashira	15-8 Higurashi 1-chome, Matsudo-City, Chiba, etc.	Real estate trust beneficiary interests	21,581.65	2,070	1,613
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara, 2-chome, Fujimino-shi, Saitama (Note 4)	Real estate trust beneficiary interests	28,316.18	8,080	6,778

Ito-Yokado Nishikicho	12-1 Nishikicho, 1-chome, Warabi-shi, Saitama	Real estate trust beneficiary interests	73,438.52	16,000	12,907
8953 Daikanyama Building	35-17 Ebisu-nishi, 1-chome,Shibuya-ku, Tokyo	Real estate trust beneficiary interests	574.46	1,510	1,264
8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,477.62	3,390	2,773
Aeon Higashiura Shopping Center	62-1 Aza-toueicho, oaza-ogawa, Chitagun-Higshiuracho, Aichi	Real estate trust beneficiary interests	100,457.69	8,420	6,497
Aeon Kashiihama Shopping Center	12-1 Kashiihama, 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	109,616.72	14,500	13,335
Aeon Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Real estate trust beneficiary interests	74,625.52	10,400	8,807
Site of Esquisse Omotesando	10-1 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,768.78	15,200	14,901
Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	540.78	1,110	890
Ito-Yokado Tsunashima	8-1, Tsunashimanishi, 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	16,549.50	5,720	5,103
Bic Camera Tachikawa	12-2 Akebonocho, 2-chome Tachikawa-shi, Tokyo	Real estate trust beneficiary interests	20,983.43	13,100	12,185
Itabashi SATY	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	Real estate trust beneficiary interests	72,253.88	14,000	12,546
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	492.69	1,230	1,007
AEON Yamato Shopping Center	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	Real estate trust beneficiary interests	85,226.68	20,300	17,002

SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	Real estate trust beneficiary interests	19,070.88	7,460	5,918
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	Real estate trust beneficiary interests	93,258.23	7,360	6,328
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	Real estate trust beneficiary interests	77,267.23	12,600	11,604
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	Real estate trust beneficiary interests	1,814.10	3,199	2,699
Wonder City	40 Nihocho, Nishi-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	72,109.77	18,300	16,409
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	63,778.44	4,160	3,934
JUSCO City Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	Real estate trust beneficiary interests	79,090.48	11,900	11,014
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	Real estate trust beneficiary interests	1,686.58	4,190	4,216
JUSCO City Nishi-Otsu	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga	Real estate trust beneficiary interests	62,717.26	13,100	13,558
Kyoto Family	1-1 Ikejiricho, Yamanouchi. Ukyo-ku, Kyoto-shi, Kyoto	Real estate trust beneficiary interests	25,603.95	6,020	5,599
Higashi-Totsuka Aurora City	535-1, 536-1, 537-1, 9 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	152,473.76	50,500	52,499
Omiya SATY	574-1 Kushibikicho 2-chome, Kita-ku, Saitama-shi, Saitama	Real estate trust beneficiary interests	75,344.90	6,350	6,410
Loc City Ogaki	233-1 Nakashima, Michidukacho, Ogaki-shi, Gifu, etc.	Real estate trust beneficiary interests	57,500.35	5,180	5,114
Total			1,775,668.16	411,209	372,469

Note 1 All commercial facilities the Investment Corporation purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 4 Kamifukuoka-shi was changed to Fujimino-shi on Ocober 1, 2005.

Note 5 "Location" means the residence indication or the location indicated in the land registry book.

Note 6 Other than above, the Investment Company holds an equity in silent partnership that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: Diamond City Leafa
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

The progress of rental business of each commercial facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (September 1, 2005 to February 28, 2006)			
	Number of Tenants at End of Period (Note 3)	Occupancy Ratio at End of Period (Note 1)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 1)
		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	441	3.4
ESPA Kawasaki	1	100.0	351	2.7
8953 Osaka Shinsaibashi Building	1	100.0	407	3.1
JUSCO Chigasaki Shopping Center	1	100.0	274	2.1
8953 Hakata Reverain	75	96.8	1,116	8.5
Ito-Yokado Narumi	1	100.0	330	2.5
8953 Minami Aoyama Building	3	100.0	169	1.3
Nara Family	130	99.4	2,155	16.5
Abiko Shopping Plaza	53	100.0	792	6.1
Ito-Yokado Yabashira	1	100.0	78	0.6
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	2.0
Ito-Yokado Nishikicho	1	100.0	444	3.4
8953 Daikanyama Building	1	100.0	39	0.3
8953 Harajuku Face Building	5	100.0	94	0.7
Aeon Higashiura Shopping Center	1	100.0	375	2.9
Aeon Kashiihama Shopping Center	1	100.0	477	3.7
Aeon Sapporo Naebo Shopping Center	1	100.0	382	2.9

Site of Esquisse Omotesando	1	100.0	292	2.2
Esquisse Omotesando Annex	2	100.0	27	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.4
Bic-Camera Tachikawa	2	100.0	390	3.0
Itabashi SATY	1	100.0	621	4.8
8953 Kita Aoyama Building	2	100.0	34	0.3
AEON Yamato Shopping Center	1	100.0	534	4.1
SEIYU Hibarigaoka	1	100.0	261	2.0
Tobata SATY	1	100.0	315	2.4
JUSCO City Takatsuki	1	100.0	411	3.1
8953 Jiyugaoka Building	10	90.1	85	0.7
Wonder City	28	100.0	646	5.0
JUSCO City Yagoto	2	100.0	164	1.3
JUSCO City Naha	1	100.0	388	3.0
Cheers Ginza	9	100.0	111	0.8
JUSCO City Nishi-Otsu	1	100.0	149	1.1
Kyoto Family	66	99.8	245	1.9
Higashi-Totsuka Aurora City	-	-	-	-
Omiya SATY	-	-	-	-
Loc City Ogaki	-	-	-	-
Total (Note 2)	409	99.9	13,046	100.0

Name of Real Estate, etc.	This Period (March 1, 2006 to August 31, 2006)			
	Number of Tenants at End of Period (Note 3)	Occupancy Ratio at End of Period (Note 1)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 1)
		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	464	3.1
ESPA Kawasaki	1	100.0	351	2.3
8953 Osaka Shinsaibashi Building	1	100.0	407	2.7
JUSCO Chigasaki Shopping Center	1	100.0	274	1.8
8953 Hakata Reverain	73	94.7	1,098	7.3
Ito-Yokado Narumi	1	100.0	330	2.2
8953 Minami Aoyama Building	3	100.0	168	1.1
Nara Family	134	99.9	2,215	14.8
Abiko Shopping Plaza	53	100.0	700	4.7
Ito-Yokado Yabashira	1	100.0	78	0.5
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	1.7
Ito-Yokado Nishikicho	1	100.0	444	3.0
8953 Daikanyama Building	1	100.0	39	0.4
8953 Harajuku Face Building	5	100.0	93	0.6
Aeon Higashiura Shopping Center	1	100.0	375	2.5
Aeon Kashiihama Shopping Center	1	100.0	477	3.2
Aeon Sapporo Naebo Shopping Center	1	100.0	381	2.5
Site of Esquisse Omotesando	1	100.0	198	1.3
Esquisse Omotesando Annex	2	100.0	27	0.2

Ito-Yokado Tsunashima	1	100.0	180	1.2
Bic Camera Tachikawa	2	100.0	387	2.6
Itabashi SATY	1	100.0	651	4.3
8953 Kita Aoyama Building	2	100.0	34	0.2
AEON Yamato Shopping Center	1	100.0	534	3.7
SEIYU Hibarigaoka	1	100.0	261	1.7
Tobata SATY	1	100.0	315	2.1
JUSCO City Takatsuki	1	100.0	411	2.7
8953 Jiyugaoka Building	11	100.0	87	0.6
Wonder City	26	100.0	652	4.3
JUSCO City Yagoto	2	100.0	164	1.1
JUSCO City Naha	1	100.0	389	2.6
Cheers Ginza	9	100.0	111	0.7
JUSCO City Nishi-Otsu	1	100.0	375	2.5
Kyoto Family	66	99.8	678	4.5
Higashitotsuka Aurora City	2	100.0	1,238	8.4
Omiya SATY	1	100.0	75	0.5
Loc City Ogaki	1	100.0	66	0.4
Total (Note 2)	414	99.9	14,998	100.0

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Numbers of tenants" is based upon the numbers of the lease agreements of the buildings of each such property used as stores, offices, etc.

Note 4 Other than above, the Investment Company holds an equity in silent partnership that serves the beneficial interest(Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: Diamond City Leafa
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

[Translation]

October 31, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Settlement in the Rent Reduction Lawsuit with Seibu Department Stores at Higashi-Totsuka Aurora City

We hereby inform you that a settlement was recently reached at the Yokohama District Court with respect to the lawsuit set forth in the title above.

1. Background leading to the settlement

The former owner of Higashi-Totsuka Aurora City (the "Property") had been subject to a lawsuit requesting rent reduction filed on March 12, 2004 by The Seibu Department Stores, Ltd. ("Seibu"), a tenant of the Property, at the Yokohama District Court asking confirmation that the monthly rent from and after June 1, 2003 be 107,000,000 yen. After the Investment Corporation acquired the beneficial interest in trust with respect to the Property on March 24, 2006, The Chuo Mitsui Trust and Banking Co., Ltd., the trustee and new lessor, succeeded that lawsuit from the former owner.

We have since been proceeding with negotiations for settlement with Seibu, and recently

reached an agreement for partial reduction in the rent, as well as the return of the lease space on the first floor of the Aurora Mall Annex and succession to the lease agreement with the existing subtenants operating thereat.

In addition, a lawsuit has also been filed by The Daiei, Inc. ("Daiei"), another tenant of the Property, requesting the reduction in rent, and a lawsuit has been filed by the trustee who is the new lessor against Daiei requesting the increase in rent, both of which are ongoing.

2. Expected rent for each fiscal period as a result of the settlement

The expected rent for each fiscal period of the entire Property (presently 1,337 million yen) reflecting the details of the settlement with Seibu are as follows, and will not have any significant effect on the operating results of the fiscal period that ended August 2006 and the expected management conditions for the period ending in February 2006, announced in the abbreviated notice regarding the settlement of accounts dated October 16, 2006.

Period ending August 2006 (March 24, 2006 (date of acquisition) to August 31, 2006):	1,172 million yen
Period ending February 2007 (September 1, 2006 to February 28, 2007):	1,193 million yen
Period ending August 2007 and each period thereafter (rent for 6 months):	1,303 million yen

-End-

[Translation]

October 31, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

We will acquire the property described as "Assets scheduled to be acquired" in the Offering Memorandum (August 2006) for issuance of new investments units and offer for sale of investment units of Investment Corporation in accordance with our basic investment policy of asset management and investments set forth in the Articles of Association.

1. Outline of the acquisition:

(1)	Assets acquired:	Beneficial interests in real estate trust (ownership rights of land and buildings) (Trustee: Mitsubishi UFJ Trust and Banking Corporation)
(2)	Name of the property:	AEON Ueda Shopping Center
(3)	Acquisition price:	¥9,500 million
(4)	Acquisition date:	November 1, 2006 (execution of transfer agreement)

November 1, 2006 (scheduled acquisition)

(5) Party from which the property will be acquired:
Ueda SC limited company

(6) Funds for the acquisition: Own capital and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in the Chubu area, being the first property acquisition in Nagano prefecture, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Ueda SC limited company

(2) Location of head office: 11 Kanda-Jimbocho 1-chome, Chiyoda-ku, Tokyo

(3) Representative: Shigeru Sugimoto, Director

(4) Capital: ¥3 million

(5) Main business activities: Acquisition, holding and disposal of real estate; lease and management of real estate; acquisition, holding and disposal of beneficial interests in real estate trust

(6) Relationship with the Investment Corporation or the investment trust management company: Ueda SC limited company is a special purpose company in which Mitsubishi Corporation, the parent company of the investment trust management company, holds the interests in anonymous association.

5. Conditions of Acquirer

Name of property	AEON Ueda Shopping Center	
Conditions of property owner, etc.	Former owner and trust beneficiary	Second previous owner and trust beneficiary
Name	Former beneficiary: Ueda SC limited comapny	Persons other than those with special interest

Relationship with parties with special interest	Special purpose company in which Mitsubishi Corporation, the parent company of the investment trust management company, holds the interests in anonymous association	None
Background to and reasons for acquisition	Investment management purpose	None
Acquisition price	9,640 million yen	None
Time of acquisition	May 2006	None

6. Outline of Mediation

None

7. Future Prospects:

This acquisition of the beneficial interests in trust will be conducted as originally expected and will have no significant impact on our management conditions for the accounting period ending in February 2007.

- End -

[Translation]

October 31, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/
Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust of "AEON Ueda Shopping Center".

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥8,000 million

(3) Interest rate: 0.71314%

(FromNovember 1, 2006 to December 29, 2006)

The interest rate from December 29, 2006 onward has not been determined yet. It is scheduled to be determined on December 27, 2006.

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day of December 2006, March 2007, June 2007, and September 2007, and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(7) Date of borrowing:

November 1, 2006

(8) Final date of repayment of principal:

November 1, 2007

- End -

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 12.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – June 22, 2006

Japan Retail Fund Investment Corporation to Acquire Omiya SATY in Saitama City, Saitama Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Omiya SATY for 6.1 billion yen, targeted to close on June 23, 2006. The property, which opened in October 2000, is a retail complex that includes an eight-screen cinema. The property is comprised of a main building with five floors above ground and an adjacent six-story parking tower. The first three floors of the main building comprise the shopping area and Warner Mycal Cinemas operates a movie theater on the 4th to 5th floors. The property has a total parking capacity of approximately 1,800 automobiles and total floor space of approximately 75,345 square meters. SATY, a brand of publicly-traded Aeon, is a core tenant of the property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Omiya SATY in Saitama City, Saitama Prefecture, fits well into our acquisition strategy. The property is master leased to Mycal with nine years remaining on the lease contract and is anticipated to generate a stable and attractive income stream for our investors." A population of approximately 210,000 resides within three kilometers of the property and 490,000 reside within five kilometers. Population growth in Saitama City since 2000 has exceeded the rate of national population growth, and income levels in the city also significantly exceed the national average. The property is located near a number of major highways and train lines that bring in significant customer traffic.

This acquisition will be financed through a combination of cash on hand and bank borrowings.

Property Information Summary:

Property name	Omiya SATY
Location	2-574-1, Kushibikicho, Kita-ku, Saitama City, Saitama
Land size	46,475.54 ㎡
Total floor space	Main building: 40,008.94 ㎡ Parking tower: 35,335.96 ㎡
Building summary	Main building: Five floors above ground Parking tower: Six floors above ground
Major tenant	SATY

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 35 properties containing approximately 1.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – July 25, 2006

Japan Retail Fund Investment Corporation to Acquire Loc City Ogaki in Ogaki City, Gifu Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Loc City Ogaki for 4.95 billion yen, targeted to close on July 26, 2006. The contemplated transaction was initially announced in a press release dated August 22, 2005. The property, which opened on July 26, 2005, consists of a four-story main building and a three-story annex. The property has a parking capacity of 3,340 automobiles and a total floor space of approximately 57,500 square meters. Loc Development Co., Ltd., a developer and manager of shopping centers, masterleases the entire property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Loc City Ogaki in Ogaki City, Gifu Prefecture, fits well into our acquisition strategy. The property is master leased to Loc Development with nineteen years remaining on the lease contract and is anticipated to generate a stable and attractive income stream for our investors." The property is located approximately one kilometer from JR Ogaki Station, which is 29 minutes by express train from Nagoya City on the JR Tokaido Line. The property is also well connected by a number of major highways and roads that bring in significant customer traffic. A population of approximately 84,000 resides within three kilometers of the property and 153,000 reside within five kilometers. Korona World, an entertainment complex adjacent to the main building and the annex but not included in the contemplated transaction, is expected to operate synergistically with the property.

Loc Development is 50% owned by publicly-traded Aeon Co., Ltd., with the remaining 50% owned by publicly-traded Daiwa House Co., Ltd. Not including Loc City Ogaki, Loc Development currently operates 30 shopping centers throughout Japan.

The main building of the property is occupied by Max Value, a supermarket, and approximately 80 specialty stores including fashion stores, restaurants and amusement facilities. The annex is occupied by Sports Authority, Daiso, a discount store selling a variety of goods, and Home Expo, a home appliance store.

Property Information Summary:

Property name	Loc City Ogaki
Location	233-1, Mitsudaka-cho, Ogaki City, Gifu Prefecture
Land size	62,047.13 m² (JRF will lease the land under a long-term ground lease)
Total floor space	Main building: 43,397.53 m² Annex: 14,102.82 m²
Building summary	Main building: Four floors above ground Annex: Three floors above ground
Major tenant	Loc Development Co., Ltd

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 36 properties containing approximately 1.7 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 8, 2006

Japan Retail Fund Investment Corporation to Acquire Diamond City Leafa in Tsurumi-ku, Osaka Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Diamond City Leafa for an estimated 31 billion yen, targeted to close in December 2006 upon the property's opening. The acquisition of a Tokumei Kumiai ("TK") interest in a Special Purpose Company to contribute the equity funding for the property's development was initially announced in a press release dated March 24, 2005. The property, which is expected to open on December 15, 2006, consists of a five-story main building and an adjacent parking tower. The property will have a parking capacity of 2,170 automobiles and a total floor space of approximately 149,000 square meters. The entire property will be master leased by Diamond City Co., Ltd.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Diamond City Leafa fits well into our acquisition strategy. The property is expected to have a 15-year master lease contract and is anticipated to generate a stable and attractive income stream for our investors." The property is located seven kilometers from the center of Osaka and will be well served by several important transport routes, including a national highway and several main regional roads that bring in significant customer traffic. Moreover, because the property is located midway between two train stations which are each about 400 meters away, a good flow of customers by rail can be expected. A population of approximately 400,000 resides within three kilometers of the property and approximately one million reside within five kilometers.

The property will be anchored and master leased by Diamond City, which will sublease its space to JUSCO, a subsidiary of publicly-traded Aeon, and a variety of specialty stores. Diamond City is a real estate company that focuses on the development and management of shopping centers. Diamond City is the property manager for ESPA Kawasaki, Abiko Shopping Plaza, Nara Family and Kyoto Family, four properties in our portfolio. Diamond City is rated BBB+ by the Japan Credit Rating Agency.

Property Information Summary:

Property name	Diamond City Leafa
Location	4-13 Tsurumi, Tsurumi-ku, Osaka
Land size	56,643.23 m²
Total floor space	149,202.60 m²
Main building summary	Five floors above ground and one basement floor
Major tenant	Diamond City

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties containing approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 21, 2006

Japan Retail Fund Investment Corporation Announces Change of its Independent Auditor

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that is has received a notice of resignation from its independent auditor, Chuo Aoyama PricewaterhouseCoopers and has selected the recently launched PricewaterhouseCoopers global network member, PricewaterhouseCoopers Aarata, as its temporary independent auditor. Japan Retail Fund plans to announce its future independent auditor at its next unitholders' meeting, following a selection process.

Name and Address of the Temporary Independent Auditor

Name:	PricewaterhouseCoopers Aarata
Address:	1-8-3 Shimbashi, Minato-ku, Tokyo

Name and Address of the Resigning Independent Auditor

Name:	Chuo Aoyama PricewaterhouseCoopers
Address:	3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo

Scheduled Date of Change
August 21, 2006

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties containing approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 29, 2006

Japan Retail Fund Investment Corporation To Issue New Investment Units

Japan Retail Fund Investment Corporation ("JRF") today announced that it intends to issue 78,000 new investment units (the "Primary Units"). The breakdown of Primary Units into units to be offered outside Japan (the "International Offering") and units to be offered in Japan (the "Japanese Primary Offering") is still undetermined. Citigroup Global Markets Limited and UBS Limited will be the International Joint Lead Managers and the Japanese underwriters will be led by Nikko Citigroup Limited ("Nikko Citigroup") and UBS Securities Japan Ltd.

Concurrently with the International Offering and the Japanese Primary Offering, Nikko Citigroup, as principal, is offering 6,000 units of JRF's issued and outstanding units in Japan (the "Japanese Secondary Offering") in order to provide for over-allotments and to create a short position in the units. In connection with the Japanese Secondary Offering, JRF will grant to Nikko Citigroup an option, exercisable until September 22, 2006, to purchase up to an additional 6,000 new units (the "Optional Units") solely to cover such short position.

Details of the offerings are as follows.

The Offerings	78,000 newly issued units and up to 6,000 existing units
International Offering	Number of units to be determined
Japanese Primary Offering	Number of units to be determined
Japanese Secondary Offering	Up to 6,000 existing units in connection with the over-allotment option
Over-allotment Option	JRF will grant to Nikko Citigroup on behalf of the Japanese underwriters an option to purchase up to an additional 6,000 new units solely to cover short positions created by the Japanese Secondary Offering

Units Outstanding	302,502 units prior to the offerings, and 386,502 units after the offerings (assuming that the over-allotment option is exercised in full).
Use of Proceeds	Net proceeds from the offerings (assuming that the over-allotment option is exercised in full) will be used primarily for the purchase of additional properties, including the three properties described in the Appendix of this press release, and for repayment of a portion of our existing short-term borrowings incurred in connection with our recent property acquisitions, and for general corporate purposes
Offer Price	To be determined
Price to Underwriters	To be determined
Market for the Units	Our units are listed on the Tokyo Stock Exchange
Payment and Settlement	To be determined
Sales to the Asset Manager	The Asset Manager will purchase 100 of our units in the Japanese Primary Offering at the offer price
Lock-up	The Asset Manager has agreed to restrictions on sales and other dispositions of the units it currently holds and units it will acquire in the Japanese Primary Offering for a period ending 180 calendar days after the delivery of units in the offerings, except in connection with the over-allotment option. JRF has agreed to restrictions on issuances, sales and other dispositions of our units for a period of 90 calendar days after the delivery of units in the offerings, except in connection with the over-allotment option

In connection with its intended issuance of new investment units, JRF announced its revised forecasts on August 29, 2006. Details are as follows.

	For the fiscal period ended		
	February 28, 2006 (actual)	August 31, 2006 (forecast)	February 28, 2007 (forecast)
	(in millions, except distributions per unit)		
Revenues	¥ 13,047	¥ 14,970	¥16,462
Net income (1)	4,795	4,776	6,122
Distributions per unit (2)	15,851	15,788	15,839

(1) Net income is calculated as revenues less operating expenses, non-operating expenses and income taxes.

(2) Distributions per unit is calculated as total distributions divided by units outstanding as of the record date for the related distribution. For the forecast for each of the fiscal periods ending August 31, 2006 and February 28, 2007, we assumed that there would be 302,502 units and 386,502 units (assuming that the over-allotment is exercised in full) outstanding as of August 31, 2006 and February 28, 2007, respectively, which will be the record dates for the related distributions, and that, in accordance with our articles of incorporation, we would distribute to our unitholders substantially all of our net income for the period.

Appendix

Net proceeds from the offerings will be used primarily toward the purchase of three additional properties. Details of the properties are as follows.

AEON Ueda Shopping Center

AEON Ueda Shopping Center, renovated and reopened in August 2004, has five stories above ground and a leasable area of approximately 61,000㎡. The first two floors comprise the shopping area, while the third and fourth floors are used for parking. The property is located in Ueda City, Nagano Prefecture, which is one of the prefecture's major cities and near Nagano City, the prefecture capital. Ueda City has a population of approximately 164,000, and there are approximately 93,000 people living within a five-kilometer radius of the property. Furthermore, the property is the only large-scale shopping center with an area of more than 10,000㎡ within the five-kilometer radius trading area. It is located approximately one kilometer away from two railways and is accessible by automobile from major roads, which bring in significant customer traffic. In addition to the 24-hour shopping center, there are 63 specialty stores, including apparel stores.

Diamond City Terrace

Diamond City Terrace is located in Itami City, Hyogo Prefecture, and approximately 731,000 people live within a five-kilometer radius of the property. The property consists of a building with five stories above ground and one basement floor, as well as a six-story parking structure. The property is directly connected to JR Itami Station and is also accessible by automobile from several major roads, which bring in significant customer traffic. The property is master leased by Diamond City, which subleases to JUSCO and approximately 150 specialty stores, including large-scale specialty stores, a cinema complex, amusement facilities and restaurants.

Diamond City Leafa

Diamond City Leafa, located within seven kilometers of the center of Osaka City, Osaka Prefecture, is currently under construction and is expected to be completed in December 2006. The property will have five stories above ground, one basement floor and a parking tower comprising a total expected parking capacity of approximately 2,170 automobiles. The first four floors will be used as a shopping area, and the top floor will be used as a parking area. The property will be served by several important transport

routes, including a national highway and several regional roads that bring in significant customer traffic. Moreover, as the property is located close to two train stations, a strong flow of customers by rail can be expected. The property will be master leased by Diamond City, which will sublease the space to JUSCO and other specialty stores, generally under long-term lease contracts.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties comprising approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 11, 2006

Japan Retail Fund Investment Corporation Approves Details of New Investment Units Issuance

Japan Retail Fund Investment Corporation ("JRF") today announced that of the 78,000 new investment units (the "Primary Units") which are being issued, 38,000 new units are being offered outside Japan (the "International Offering") by Citigroup Global Markets Limited and UBS Limited, the International Joint Lead Managers, and 40,000 new units are being offered in Japan (the "Japanese Primary Offering") by Japanese underwriters led by Nikko Citigroup Limited ("Nikko Citigroup") and UBS Securities Japan Ltd.

Details of the offerings are as follows.

The Offerings	78,000 newly issued units and up to 6,000 existing units
International Offering	38,000 newly issued units
Japanese Primary Offering	40,000 newly issued units
Japanese Secondary Offering	Up to 6,000 existing units in connection with the over-allotment option
Over-allotment Option	JRF will grant to Nikko Citigroup on behalf of the Japanese underwriters an option to purchase up to an additional 6,000 new units solely to cover short positions created by the Japanese Secondary Offering
Units Outstanding	302,502 units prior to the offerings, and 386,502 units after the offerings (assuming that the over-allotment option is exercised in full).
Use of Proceeds	Net proceeds from the offerings are estimated to be ¥69 billion (assuming that the over-allotment option is exercised in full)

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or a selling security holder and that will contain detailed information about the issuer and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transaction.

Offer Price	¥849,660 per unit
Price to Underwriters	¥821,049 per unit
Payment and Settlement	Payment for the units will be made in yen for value, and certificates evidencing the units will be delivered in Tokyo, on or about September 21, 2006 (Tokyo time) through clearing accounts with JASDEC

Please refer to our press release dated August 29, 2006 for other details of the offerings.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties comprising approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 12, 2006

Japan Retail Fund Investment Corporation Announces the Intended Revision of New Investment Unit Pricing Details

Japan Retail Fund Investment Corporation ("JRF") yesterday announced details, including pricing details of the units, for the issuance of 78,000 new investment units (the "Primary Units"). Due to a transmission issue, the Kanto Local Finance Bureau did not receive one of the required documents in a timely manner and did not approve the issuance yesterday. Therefore the documents will be resubmitted and the re-pricing of the units and other details are expected to be announced later today. The expected delivery date of the new units to investors remains unchanged.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties comprising approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 12, 2006

Japan Retail Fund Investment Corporation Approves Details of New Investment Units Issuance

Japan Retail Fund Investment Corporation ("JRF") today announced that of the 78,000 new investment units (the "Primary Units") which are being issued, 38,000 new units are being offered outside Japan (the "International Offering") by Citigroup Global Markets Limited and UBS Limited, the International Joint Lead Managers, and 40,000 new units are being offered in Japan (the "Japanese Primary Offering") by Japanese underwriters led by Nikko Citigroup Limited ("Nikko Citigroup") and UBS Securities Japan Ltd.

Details of the offerings are as follows.

The Offerings	78,000 newly issued units and up to 6,000 existing units
International Offering	38,000 newly issued units
Japanese Primary Offering	40,000 newly issued units
Japanese Secondary Offering	Up to 6,000 existing units in connection with the over-allotment option
Over-allotment Option	JRF will grant to Nikko Citigroup on behalf of the Japanese underwriters an option to purchase up to an additional 6,000 new units solely to cover short positions created by the Japanese Secondary Offering
Units Outstanding	302,502 units prior to the offerings, and 386,502 units after the offerings (assuming that the over-allotment option is exercised in full).
Use of Proceeds	Net proceeds from the offerings are estimated to be ¥69.2 billion (assuming that the over-allotment option is exercised in full)

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or a selling security holder and that will contain detailed information about the issuer and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transaction.

Offer Price	¥852,600 per unit
Price to Underwriters	¥823,890 per unit
Payment and Settlement	Payment for the units will be made in yen for value, and certificates evidencing the units will be delivered in Tokyo, on or about September 22, 2006 (Tokyo time) through clearing accounts with JASDEC

Please refer to our press release dated August 29, 2006 for other details of the offerings.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties comprising approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 28, 2006

Japan Retail Fund Investment Corporation to Acquire Kawaramachi OPA in

Kyoto City, Kyoto Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Kawaramachi OPA for 18.5 billion yen, targeted to close on September 29, 2006. The nine-story property, which opened in November 1998, has a total floor space of approximately 18,600 square meters. OPA Co., Ltd., a developer and manager of shopping centers, masterleases the entire property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Kawaramachi OPA fits well into our acquisition strategy. The property is master leased to OPA with twelve years remaining on the lease contract and is anticipated to generate a stable and attractive income stream for our investors." The property is located 2.5 kilometers from Kyoto Station and is close to Kawaramachi Station, a terminal stop of the Hankyu Railway connecting Kyoto to Osaka and serving approximately 77,000 passengers per day. The Keihin Railway brings approximately 52,000 passengers to the station per day. A population of approximately 242,000 resides within three kilometers of the property and approximately 663,000 reside within five kilometers.

The property will be anchored and master leased by OPA, which will sublease the space to approximately 130 specialty stores. OPA operates 10 shopping centers under the OPA brand throughout Japan and Kawaramachi OPA was ranked second among all OPA stores in terms of total sales in fiscal year 2002, the latest year for which data has been released.

Property Information Summary:

Property name	Kawaramachi OPA
Location	Shijo-agaru, Kawaramachi-dori, Nakagyo-ku, Kyoto, Kyoto
Land size	2,459.49 ㎡
Total floor space	18,595.69 ㎡
Main building summary	Nine floors above ground and one basement floor
Major tenant	OPA

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 37 properties containing approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 11, 2006

Japan Retail Fund Investment Corporation Revises Upward its Distribution Forecast for the 9th Fiscal Period

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it has revised upward its distribution forecast for the 9th fiscal period ended August 31, 2006. Details are as follows.

1. Distribution forecast for the fiscal period ended August 31, 2006

	Distributions per unit	Distributions in excess of earnings per unit
Forecast as of August 29, 2006	¥ 15,788	¥0
Revised forecast as of October 11, 2006	16,909	0
Distribution per unit in the previous period	15,851	0

* Number of units outstanding: 302,502 units

2. Reason for the revision

Following a review of the 9th period results, JRF expects the distribution in the period to materially exceed its previously announced distribution forecast for the period. Tokyo Stock Exchange regulations require an announcement when distribution forecasts are revised by more than 5%. Several costs in the period were lower than initial projections, including renovation expenses at certain properties, air conditioning costs and certain expenses in the 9th period associated with the public offering completed in September 2006. The revised distribution forecast is subject to further adjustment prior to the announcement of the actual distribution amount for the 9th fiscal period.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 38 properties containing approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation

Ninth Fiscal Period Results

(March 1, 2006 – August 31, 2006)

DISCLAIMER

This document contains translations of selected information described in the Financial Release (*"Kessan Tanshin"*) prepared under the timely-disclosure requirements of the Tokyo Stock Exchange, and portions of the Financial Statements and the Performance Information Report for the ninth fiscal period from March 1, 2006 to August 31, 2006, of Japan Retail Fund Investment Corporation ("JRF") prepared pursuant to the Investment Trust Law of Japan.

This English language document was prepared solely for the convenience of and reference by overseas investors and neither corresponds to the original Japanese documents nor is it intended to constitute a disclosure document. The Japanese language Financial Release and the Financial Statements and the Performance Information Report for the aforementioned should always be referred to as originals of this document.

English terms for Japanese legal, accounting, tax and business concepts used herein may not be precisely identical to the concepts of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English statements contained herein, the original Japanese documents will always govern the meaning and interpretation. Neither JRF, Mitsubishi Corp.-UBS Realty Inc. ("MC-UBSR") nor any of their respective directors, officers, employees, partners, shareholders, agents or affiliates will be responsible or liable for the completeness, appropriateness or accuracy of English translations or the selection of the portions(s) of any document(s) translated into English. No person has been authorized to give any information or make any representations other than as contained in this document in relation to the matters set out in this document, and if given or made, such information or representation must not be relied upon as having been authorized by JRF, MC-UBSR or any of their respective directors, officers, employees, partners, shareholders, agents or affiliates.

The financial statements of JRF have been prepared in accordance with generally accepted accounting principles in Japan (Japanese GAAP) which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

Certain provisions of this document contain forward-looking statements and information. We base these statements on our beliefs as well as our assumptions based solely on certain limited information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: the general economy, market conditions, financial markets including the performance of the retail market, interest rate fluctuations, competition with our retail properties, and the impact of changing regulations or taxation. JRF does not intend, and is under no obligation to update any particular forward-looking statement included in this document to reflect future events or circumstances or of any statements or information contained therein.

October 16, 2006

Japan Retail Fund Investment Corporation
Announcement of Ninth Fiscal Period Results

Distribution Per Unit 7.1% Above Estimates

Summary of Financial Results

Japan Retail Fund Investment Corporation ("JRF"; TSE ticker code: 8953) today announced the financial results of its ninth fiscal period for the six months ended August 31, 2006.

For the ninth fiscal period, JRF reported gross revenues of ¥14,999 million, operating income of ¥6,003 million, income before income taxes of ¥5,120 million, net income of ¥5,115 million and earnings and cash distributions per unit of ¥16,909. The cash distributions per unit exceeded the estimate of ¥15,788, reported to the Tokyo Stock Exchange on August 29, 2006, by 7.1%.

As of August 31, 2006, JRF's property portfolio consisted of 37 properties and was independently appraised at ¥411,209 million in aggregate.

The assets of JRF totaled ¥394,376 million as of August 31, 2006, short-term loans were ¥82,070 million, long-term borrowings and corporate bonds were ¥5,000 million and ¥ 45,000 million, respectively, and total unitholders' equity was ¥186,673 million, or ¥617,095 per unit, with a total of 302,502 units outstanding.

"We believe these operating results demonstrate the continued strong performance of our retail property ownership business," said Yuichi Hiromoto, Executive Director of JRF as well as the President and CEO of JRF's Asset Manager, Mitsubishi Corp.-UBS Realty Inc. "Our focus on acquiring quality properties, operating them effectively and taking advantage of opportunities to increase property-level income provides a steady basis for ongoing distributions per unit."

Ninth Fiscal Period Highlights

Operating Environment: During the fiscal period, JRF completed the acquisitions of the following three retail properties with an aggregate purchase price of ¥61,583 million. These acquisitions were financed through a combination of cash on hand, the assumption of tenant leasehold and security deposits due upon lease termination and short-term bank loans. Details are as follows:

(JPY in millions)

Name of property	Acquisition Date	Acquisition Price	Amount of Short- term loans
Higashi-Totsuka Aurora City	March 24, 2006	50,500	47,400
Omiya SATY	June 23, 2006	6,133	6,400
Loc City Ogaki	July 26, 2006	4,950	4,000
Total		61,583	57,800

Leverage: As of August 31, 2006, JRF's overall leverage level was 52.7% (34.5% excluding tenant deposits).

JRF's Portfolio Profile: As of August 31, 2006, JRF's portfolio was comprised of 37 properties with 1,775,668 square meters of leasable space, including one property where the land is owned by JRF and leased to a third party.

Subsequent Events

Public Equity Offering: On September 21, 2006, JRF completed its sixth public equity offering totaling 78,000 new investment units at a price of ¥852,600 per unit. 40,000 of the units were issued in connection with a Japanese Primary Offering, and the remaining 38,000 units were issued in connection with an International Offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. On September 27, 2006, an additional 6,000 units were issued in Japan in connection with the exercise of an over-allotment option.

Net proceeds of approximately ¥69 billion from these Offerings were primarily utilized to

repay JRF's outstanding short term loans incurred in connection with the acquisitions in the preceding fiscal period.

Additional Acquisition after the Balance Sheet Date: On September 29, 2006, JRF completed the acquisition of Kawaramachi OPA for ¥18,500 million. The acquisition was financed through the assumption of ¥6,880 million of non-interest bearing security deposits due upon lease termination and the remainder through short-term bank loans.

Forecasts for the Tenth and Eleventh Fiscal Periods

Performance Forecasts: For the tenth fiscal period from September 1, 2006 to February 28, 2007, JRF estimates gross revenues at ¥16,680 million and net income at ¥6,196 million, or ¥16,030 per unit. For the eleventh fiscal period from March 1, 2007 to August 31, 2008, JRF estimates gross revenues at ¥17,556 million and net income at ¥5,807 million, or ¥15,025 per unit. Our forecasts assume no further property acquisitions during the tenth and the eleventh fiscal periods apart from the acquisition of Kawaramachi OPA in September 2006 as described in the previous paragraph and the planned acquisition of AEON Ueda Shopping Center at the beginning of November 2006, Diamond City Terrace at the beginning of December 2006 and Diamond City Leafa at the middle of December 2006.

JRF and its Asset Manager, having considered the operating environment in which JRF operates, believe that the above forecasts are reasonable, based on operating assumptions associated with JRF's portfolio. However, these forecasts are not a guarantee of JRF's tenth and eleventh period performance and final results may differ due to unforeseen circumstances.

Please also refer to the "Disclaimer" accompanying this document.

About JRF

Japan Retail Fund Investment Corporation is the third listed Japanese Real Estate Investment Trust ("J-REIT") and the first J-REIT to focus primarily on retail properties.

<u>Investor Relations:</u> *For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami, Senior*

Executive Officer, at Mitsubishi Corp.-UBS Realty Inc. (Telephone Number: 81-3-5293-7081)

(Summary Financial Information Attached)

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of February 28, 2006 and August 31, 2006

	February 28, 2006 (JPY in Millions)	August 31, 2006 (JPY in Millions)
ASSETS		
Current assets:		
Cash and cash equivalents	23,801	15,431
Rental receivables	610	621
Consumption tax refundable	23	991
Prepaid expenses and other assets	358	487
Total current assets	24,793	17,530
Non-current assets:		
Property and equipment, at cost:		
Land	188,740	224,234
Buildings	117,886	145,775
Building improvements	6,166	6,630
Machinery and equipment	1,616	1,985
	314,408	378,624
Less: Accumulated depreciation	(10,122)	(12,997)
Net property and equipment	304,286	365,627
Other assets:		
Leasehold rights	6,104	6,673
Other intangible assets	159	171
Lease deposits	3,101	3,104
Investment	840	814
Long-term prepaid expenses	136	131
Organization costs	14	-
Bonds issuance costs	139	99
Other	273	227
Total other assets	10,766	11,219
TOTAL ASSETS	339,845	394,376

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of February 28, 2006 and August 31, 2006

	February 28, 2006 (JPY in Millions)	August 31, 2006 (JPY in Millions)
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	25,000	82,070
Tenant leasehold and security deposits	4,467	4,515
Rent received in advance	1,012	1,341
Accrued expenses and other liabilities	2,421	2,792
Total current liabilities	32,899	90,718
Non-current liabilities:		
Long-term debt	14,170	5,000
Bonds issued - unsecured	45,000	45,000
Tenant leasehold and security deposits	61,390	66,985
Other	33	-
Total non-current liabilities	120,593	116,985
TOTAL LIABILITIES	153,492	207,703
Unitholders' equity:		
Unitholders' capital, 2,000,000 units authorized 305,502 units (as of February 28, 2006 and August 31, 2006) issued and outstanding	181,558	181,558
Retained earnings	4,795	5,115
TOTAL UNITHOLDERS' EQUITY	186,353	186,673
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	339,845	394,376

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Six Months Ended
February 28, 2006 and August 31, 2006

	September 1, 2005 to February 28, 2006 (JPY in Millions)	March 1, 2006 to August 31, 2006 (JPY in Millions)
Operating revenues		
Rental and other operating revenues	13,047	14,999
Operating expenses		
Property-related expenses	6,496	7,520
Net loss on sales of property	16	-
Asset management fees	970	1,187
Custodian fees	53	59
General administration fees	108	110
Other	113	120
	7,757	8,996
Operating income	5,290	6,003
Non-operating revenues		
Non-operating revenues	9	2
Non-operating expenses		
Interest expense	367	594
Offering costs	33	146
Amortization of organization costs	14	14
Amortization of bonds issuance costs	40	40
Other non-operating expenses	48	91
Income before income taxes	4,797	5,120
Income taxes	2	5
Net income	4,795	5,115

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Six Months Ended
February 28, 2006 and August 31, 2006

	September 1, 2005 to February 28, 2006 (JPY in Millions)	March 1, 2006 to August 31, 2006 (JPY in Millions)
Cash Flows from Operating Activities:		
Income before income taxes	4,797	5,120
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation	2,472	2,894
Amortization of organization costs	14	14
Interest expense	367	594
Amortization of bonds issuance costs	40	40
Loss on disposal of fixed assets	16	55
Net loss on sales of property	16	-
Changes in assets and liabilities:		
Consumption tax refundable	734	(968)
Accounts payable	(55)	150
Rent received in advance	4	330
Accrued expenses and other liabilities	278	158
Other, net	(345)	(644)
Net cash provided by operating activities	8,338	7,743
Cash Flows from Investing Activities:		
Purchases of property and equipment	(20,381)	(64,871)
Proceeds from sales of property	1,164	-
Proceeds from (payment of) tenant leasehold and security deposits	(1,200)	5,644
Proceeds from (payment of) deposits and others	(334)	10
Net cash used in investing activities	(20,752)	(59,217)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	18,200	75,570
Repayments of short-term debt	(19,060)	(18,500)
Repayments of long-term debt	-	(9,170)
Proceeds from issuance of investment units	19,110	-
Net proceeds from bonds issuance	9,940	-
Distribution payments	(4,396)	(4,796)
Net cash provided by financing activities	23,794	43,104
Net change in cash and cash equivalents	11,380	(8,370)
Cash and cash equivalents at beginning of period	12,421	23,801
Cash and cash equivalents at end of period	23,801	15,431

Note: The sum may not equal the total due to rounding.

Property Portfolio Summary 1

Name of Property	Year(s) Built	Location of Property	Date Acquired	Ownership %	Acquisition Price (JPY in Millions)	Appraisal Value as of August 31, 2006 (JPY in Millions)	% of Total Portfolio
Tokyo 23 Wards							
8953 Minami Aoyama Building	2002	Minato Ward, Tokyo	4-Mar-03	100	5,350	6,240	1.5%
8953 Daikanyama Building	1991	Shibuya Ward, Tokyo	10-Dec-03	100	1,235	1,510	0.4%
8953 Harajuku FACE Building	1985	Shibuya Ward, Tokyo	9-Jan-04	100	2,770	3,390	0.8%
Site of former Esquisse Omotesando	1982	Shibuya Ward, Tokyo	2-Mar-04	100	14,712	15,200	3.7%
Esquisse Omotesando Annex	1997	Shibuya Ward, Tokyo	30-Apr-04	100	860	1,110	0.3%
Itabashi SATY	2000	Itabashi Ward, Tokyo	9-Dec-04	100	12,400	14,000	3.4%
8953 Kita Aoyama Building	2005	Minato Ward, Tokyo	1-Feb-05	100	989	1,230	0.3%
8953 Jiyugaoka Building	1984, 2005	Meguro Ward, Tokyo	28-Mar-05	100	2,700	3,199	0.8%
Cheers Ginza	2005	Chuo Ward, Tokyo	11-Aug-05	100	4,200	4,190	1.0%
subtotal					45,216	50,069	12.2%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	2000	Kawasaki, Kanagawa	13-Mar-02	80.4	8,117	11,800	2.9%
			10-Dec-02	19.6	1,974		
JUSCO Chigasaki Shopping Center	2000	Chigasaki, Kanagawa	13-Mar-02	100	8,300	8,710	2.1%
Abiko Shopping Plaza	1994	Abiko, Chiba	4-Mar-03	100	10,200	13,800	3.4%
Ito-Yokado Yabashira	1982	Matsudo, Chiba	16-Jun-03	100	1,616	2,070	0.5%
Ito-Yokado Kamifukuoka-higashi	1999	Kamifukuoka, Saitama	18-Sep-03	100	6,900	8,080	2.0%
Ito-Yokado Nishikicho	2003	Warabi, Saitama	28-Nov-03	100	13,212	16,000	3.9%
Ito-Yokado Tsunashima	1982	Yokohama, Kanagawa	24-Jun-04	100	5,000	5,720	1.4%
Bic Camara Tachikawa	1970	Tachikawa, Tokyo	29-Sep-04	100	11,920	13,100	3.2%
AEON Yamato Shopping Center	2001	Yamato, Kanagawa	17-Feb-05	100	16,823	20,300	4.9%
SEIYU Hibarigaoka	1978	Nishi Tokyo, Tokyo	9-Mar-05	100	6,100	7,460	1.8%
Higashi Totsuka Aurora City	1999	Yokohama, Kanagawa	24-Mar-06	100	50,500	50,500	12.3%
Omiya SATY	2000	Saitama, Saitama	23-Jun-06	100	6,133	6,350	1.5%
subtotal					146,795	163,890	39.9%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1999	Osaka, Osaka	13-Mar-02	100	14,300	15,000	3.6%
Ito-Yokado Narumi	1997	Nagoya, Aichi	4-Mar-03	100	8,540	9,410	2.3%
Nara Family	1992, 1993	Nara, Nara	6-Mar-03	100	31,241	35,100	8.5%
AEON Higashiura Shopping Center	2001	Chita, Aichi	15-Jan-04	100	6,700	8,420	2.0%
JUSCO City Takatsuki	1994, 1997	Takatsuki, Osaka	25-Mar-05	100	11,700	12,600	3.1%
Wonder City	1994	Nagoya, Aichi	31-Mar-05	100	15,940	18,300	4.5%
JUSCO City Yagoto Shopping Center	1993	Nagoya, Aichi	10-Jun-05	100	3,700	4,160	1.0%
JUSCO City Nishi-Otsu	1996	Otsu, Shiga	20-Dec-05	100	13,100	13,100	3.2%
Kyoto Family	1982	Kyoto, Kyoto	21-Dec-05	100	5,340	6,020	1.5%
Loc City Ogaki	2005	Ogaki, Gifu	26-Jul-06	100	4,950	5,180	1.3%
subtotal					115,511	127,290	30.9%
Other Major Cities							
Sendai Nakayama Shopping Center	1995-1999	Sendai, Miyagi	13-Mar-02	100	10,200	12,600	3.1%
Hakata Riverain	1998	Fukuoka, Fukuoka	4-Mar-03	100	12,619	13,200	3.2%
AEON Kashiihama Shopping Center	2003	Fukuoka, Fukuoka	29-Jan-04	100	13,300	14,500	3.5%
AEON Sapporo Naebo Shopping Center	2003	Sapporo, Hokkaido	2-Mar-04	100	9,260	10,400	2.5%
Tobata SATY	1999	Kita Kyushu, Fukuoka	9-Mar-05	100	6,290	7,360	1.8%
JUSCO Naha Shopping Center	1993	Naha, Okinawa	29-Jun-05	100	10,700	11,900	2.9%
subtotal					62,369	69,960	17.1%
Grand Total					369,891	411,209	100.0%

Property Portfolio Summary 2

Name of Property	Number of Tenants	Net Book Value as of August 31, 2006 (JPY in Millions)	Leasable Space (sq. m.)	Leased Area (sq. m.)	Occupancy Rate as of August 31, 2006	Rental Revenue in Ninth Fiscal Period (JPY in Millions)	% of Total Revenue
Tokyo 23 Wards							
8953 Minami Aoyama Building	3	5,367	1,540.98	1,540.98	100.0%	168	1.1%
8953 Daikanyama Building	1	1,264	574.46	574.46	100.0%	39	0.3%
8953 Harajuku FACE Building	5	2,773	1,477.62	1,477.62	100.0%	93	0.6%
Site of former Esquisse Omotesando	1	14,901	1,768.78	1,768.78	100.0%	198	1.3%
Esquisse Omotesando Annex	2	890	540.78	540.78	100.0%	27	0.2%
Itabashi SATY	1	12,546	72,253.88	72,253.88	100.0%	651	4.3%
8953 Kita Aoyama Building	2	1,007	492.69	492.69	100.0%	34	0.2%
8953 Jiyugaoka Building	11	2,699	1,814.10	1,814.10	90.1%	87	0.6%
Cheers Ginza	9	4,216	1,686.58	1,686.58	100.0%	111	0.7%
subtotal	35	45,663	82,149.87	82,149.87	100.0%	1,408	9.5%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	1	9,578	56,891.15	56,891.15	100.0%	351	2.3%
JUSCO Chigasaki Shopping Center	1	7,919	63,652.33	63,652.33	100.0%	274	1.8%
Abiko Shopping Plaza	53	10,723	42,642.36	42,642.36	100.0%	700	4.7%
Ito-Yokado Yabashira	1	1,613	21,581.65	21,581.65	100.0%	78	0.5%
Ito-Yokado Kamifukuoka-higashi	1	6,778	28,316.18	28,316.18	100.0%	256	1.7%
Ito-Yokado Nishikicho	1	12,907	73,438.52	73,438.52	100.0%	444	3.0%
Ito-Yokado Tsunashima	1	5,103	16,549.50	16,549.50	100.0%	180	1.2%
Bic Camara Tachikawa	2	12,185	20,983.43	20,983.43	100.0%	387	2.6%
AEON Yamato Shopping Center	1	17,002	85,226.68	85,226.68	100.0%	534	3.6%
SEIYU Hibarigaoka	1	5,918	19,070.88	19,070.88	100.0%	261	1.7%
Higashi Totsuka Aurora City	2	52,449	152,473.76	152,473.76	100.0%	1,238	8.3%
Omiya SATY	1	6,410	75,344.90	75,344.90	100.0%	75	0.5%
subtotal	66	148,585	656,171.34	656,171.34	100.0%	4,779	32.0%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1	13,799	13,666.96	13,666.96	100.0%	407	2.7%
Ito-Yokado Narumi	1	8,195	50,437.91	50,437.91	100.0%	330	2.2%
Nara Family	134	31,629	85,224.76	85,160.83	99.9%	2,215	14.8%
AEON Higashiura Shopping Center	1	6,497	100,457.69	100,457.69	100.0%	375	2.5%
JUSCO City Takatsuki	1	11,604	77,267.23	77,267.23	100.0%	411	2.7%
Wonder City	26	16,409	72,109.77	72,109.77	100.0%	652	4.4%
JUSCO City Yagoto Shopping Center	2	3,934	63,778.44	63,778.44	100.0%	164	1.1%
JUSCO City Nishi-Otsu	1	13,558	62,717.26	62,717.26	100.0%	375	2.5%
Kyoto Family	66	5,599	25,603.95	25,554.00	99.8%	678	4.5%
Loc City Ogaki	1	5,114	57,500.35	57,500.35	100.0%	66	0.4%
subtotal	234	116,338	608,764.32	608,650.44	100.0%	5,674	38.0%
Other Major Cities							
Sendai Nakayama Shopping Center	2	9,764	46,248.96	46,248.96	100.0%	464	3.1%
Hakata Riverain	73	12,616	25,742.72	24,387.29	96.8%	1,098	7.3%
AEON Kashiihama Shopping Center	1	13,335	109,616.72	109,616.72	100.0%	477	3.2%
AEON Sapporo Naebo Shopping Center	1	8,807	74,625.52	74,625.52	100.0%	381	2.5%
Tobata SATY	1	6,328	93,258.23	93,258.23	100.0%	315	2.1%
JUSCO Naha Shopping Center	1	11,014	79,090.48	79,090.48	100.0%	389	2.6%
subtotal	79	61,864	428,582.63	427,227.20	99.7%	3,124	20.9%
Grand Total	414	372,450	1,775,668.16	1,774,198.85	99.9%	14,984	100.0%

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 31, 2006

Japan Retail Fund Investment Corporation to Acquire AEON Ueda Shopping Center in Ueda City, Nagano Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of AEON Ueda Shopping Center for 9.5 billion yen, targeted to close on November 1, 2006. The five-story property, which originally opened in 1983 and reopened following substantial renovation in August 2004, has a total floor space of approximately 61,300 square meters. Publicly-traded AEON Co., Ltd. master leases the entire five-story property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "AEON Ueda Shopping Center fits well into our acquisition strategy. The property is master leased to AEON with eighteen years remaining on the lease contract and is anticipated to generate a stable and attractive income stream for our investors." The property is located 800 meters from Ueda Station, a station on the JR Nagano Shinkansen Line and the Shinano Tetsudo Line serving approximately 2,700 and 12,400 passengers per day from each line, respectively. The property is 30 kilometers from Nagano City, the capital of Nagano Prefecture with approximately 383,000 residents. A population of approximately 60,700 resides within three kilometers of the property, and approximately 102,100 reside within five kilometers.

The property is anchored and master leased by AEON, which subleases space to approximately 60 specialty stores. AEON is a core company of the AEON group, a major Japanese retailer focusing on general merchandise stores with 111 consolidated subsidiaries and 29 affiliated companies.

Property Information Summary:

Property name	AEON Ueda Shopping Center
Location	2-12-18 Tsuneda, Ueda, Nagano
Land size	35,815.73 ㎡
Total floor space	61,349.07 ㎡
Building summary	Five floors above ground
Major tenants	JUSCO, Tower Records, Right-on and Kumikyoku

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 38 properties containing approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 31, 2006

Japan Retail Fund Investment Corporation Reaches Settlement with Seibu Department Stores Concerning the Rent at Higashi-Totsuka Aurora City

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that a settlement was reached in the lawsuit filed by The Seibu Department Stores Ltd. ("Seibu") concerning the reduction of the rent at Higashi-Totsuka Aurora City.

Seibu filed a lawsuit in the Yokohama District Court in March 2004 against the previous owner of Higashi-Totsuka Aurora City requesting a reduction of the monthly rent. When JRF acquired the beneficiary rights of Higashi-Totsuka Aurora City in March 2006, the Chuo Mitsui Trust and Banking Company, as the trustee of the property, inherited this lawsuit.

According to the settlement, Seibu's monthly rent will be reduced, and JRF will succeed the lease contracts between Seibu and the current sublessees of the first floor of the Aurora Mall Annex. JRF will therefore receive rent from those existing tenants that exceeds the rent received for their space from Seibu under the master lease contract.

JRF expects to receive the following rent amounts from the entire property based on the settlement:

Fiscal period ended August 31, 2006 (March to August 2006): 1,172 million yen
Fiscal period ended February 28, 2007 (September 2006 to February 2007): 1,193 million yen
Fiscal period ended August 31, 2007 and each following fiscal period: 1,303 million yen

The settlement will have no effect on the results of the fiscal period ended August 31, 2006 and the forecast for the fiscal period ended February 28, 2007 announced on October 16, 2006 is unchanged.

The lawsuit filed against the trustee by The Daiei Inc. ("Daiei") regarding the reduction of their rent is not part of the settlement and is ongoing.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 38 properties containing approximately 1.8 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.